Exhibit 99.3

Certain identified information has been excluded from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both (i) non-material and (ii) the registrant customarily and actually treats such omitted information as private or confidential. OMISSIONS ARE DENOTED IN BRACKETS WITH ASTERISKS THROUGHOUT THIS EXHIBIT.

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into effect as of September 12, 2022 (the “Effective Date”), by and among: (i) SciSparc Ltd., an Israeli publicly traded company (“Parent”), acting for itself or for its wholly owned subsidiary, SciSparc Nutraceuticals Inc., a Delaware corporation (“Sub” and together with Parent, “Buyer”); (ii) [**] (“Seller”); (iii) [**], an individual; (iv) [**], an individual; and (v) [**], an individual; [**] shall collectively be referred to as “Owners”).

WHEREAS, Seller is engaged in the business of designing, producing and selling hemp gummies, hemp creams, hemp gels, detox products, moisturizing creams, antifungal creams, skin treatment creams, biotin collagen keratin creams, hair masks, shampoos and conditioners, hemp oil, herbal supplements, and hemp oil capsules and other Vitamins, Minerals & Supplements, Skin Care Products, Hair Care Products, Foot, Hand & Nail Care Products, and Personal Care Products under the brand “Wellution”, conducted on various online sales channels, including, Amazon.com (the “Business”); and

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, substantially all of the business, assets and properties, operating as a going concern, related to the Business, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the covenants and mutual agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following capitalized terms shall have the respective meanings set forth below:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Amazon” means Amazon.com, Inc., a Delaware corporation, and its worldwide Affiliates.

“Amazon Account” shall collectively mean and refer to: (a) those certain Amazon Seller Central accounts identified on Schedule 2.1(a) and any other Amazon Seller Central account used by Seller to operate the Business, and all related seller feedback, listings and product reviews; and (b) any associated rights, agreements and goodwill related to the accounts described in (a) above.

“Ancillary Documents” means the Escrow Agreement, Joint Written Directions, Bill of Sale, Assignment and Assumption Agreement, Intellectual Property Assignment, Termination Agreement, Closing Statement and such other agreements, instruments and documents required to be delivered at the Closing.

“Amazon Seller Restriction” means, with respect to any Amazon Account, any suspension (active or historical lasting longer than 24-hours), takedown (active or historical lasting longer than 24-hours), review-scraping, review-removal, listing-removal, restriction, hold or other restraint on selling or other penalty imposed, directly or indirectly, on such account.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Authorizations” shall mean all: (a) authorizations and approvals from Amazon; and (b) governmental approvals, authorizations, certifications, consents, permits and licenses of, including filings, notices, or recordings with all Governmental Authorities, all of which are required for the conduct and continuation of the Business.

“Base Purchase Price” means $3,300,000.

“Baseline SDE” means $ 1,120,000.

“Books and Records” means all available books of account, ledgers and general, financial and accounting records, files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, raw material lists, research and development files, records and data (including all correspondence with any Governmental Authority), formulas, designs, instructions, sales material and records (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), strategic plans, internal financial statements, marketing and promotional surveys, material and research and files relating to the Business or the Purchased Assets.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Wilmington, Delaware, United States of America are authorized or required by Law to be closed for business.

“Business Employees” means all of Seller’s past and present employees employed in the Business as of the Closing Date, including employees employed in the Business who are inactive as of the Closing Date for any reason (including as a result of layoff, leave of absence, disability, illness or injury).

“Business Products” means the products marketed, sold or distributed as part of the Business as at the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, that specifically relates to the Business and/or its respective suppliers, distributors, customers, independent contractors and/or other business relations. Confidential Information includes, without limitation, internal business information, identities of or specific contractual arrangements with business relations, algorithms, customer lists, records, designs, formulas, technical processes and other processes, programs, prototypes, systems, techniques and all other Intellectual Property Assets.

“Contracts” means any contract, lease, deed, mortgage, licenses, instruments, note, commitment, undertaking, indenture, joint venture and any other agreement, commitment and legally binding arrangement, whether written or oral, related to the Business.

“Deductible Amount” means $33,000.

“Designated Inventory Value” means the value to be paid by Buyer of each item of Purchased Inventory, as set forth on the Estimated Inventory Schedule.

“Disclosure Schedules” means the schedules delivered to Buyer on behalf of Seller concurrently with the execution and delivery of this Agreement, prepared in accordance with Section 9.14, and attached hereto as Schedule 5. Any reference contained herein to “Schedules” shall mean and refer to the corresponding Section of the Disclosure Schedules.

“Dollars or $” means the lawful currency of the United States.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Law” means any applicable Law or Governmental Order relating to pollution, human health or safety or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata).

“Escrow Agent” means PNC Bank, National Association.

“Escrow Agreement” means the Escrow Agreement to be entered into by and between Buyer, Seller and Escrow Agent on the Closing Date.

“Estimated Inventory Schedule” means the list attached hereto as Schedule 2.1(b), which sets out: (a) for each item of Purchased Inventory set forth thereon, whether such Purchased Inventory is (i) Good and Saleable (ii) in Amazon’s system or warehoused by Seller or by a third party logistics provider, (iii) in transit to an Amazon warehouse to a warehouse owned or leased by Seller, or to a third party logistics provider (“In Transit Inventory), (iv) stored at a supplier’s site or (v) work in progress that is covered by any Open Purchase Order; (b) the Designated Inventory Value of each item of Purchased Inventory (assuming it is Good and Saleable) that is not covered by an Open Purchase Order; (c) the total amount of deposits prepaid by Seller in respect of any Open Purchase Order (the “Prepaid Deposits”); and (d) the total value of: (x) the aggregate Designated Inventory Value of all items of Purchased Inventory referenced in subsection (b); plus (y) the aggregate Prepaid Deposits (the “Estimated Inventory Value”).

“Export-Import Laws” shall mean all U.S. and applicable non-U.S. Laws relating to export, reexport, transfer and import controls, including, without limitation, the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administered by U.S. Customs and Border Protection.

“Good and Saleable” means that the applicable item of Purchased Inventory is fully-paid, has aged less than twenty-four (24) months as of the Closing Date, its “use by” date is at least three (3) months following the Closing Date, and is not damaged or defective.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Indebtedness” of any Person shall include, without limitation and without duplication: (a) the principal, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations for amounts owing, whether owing to banks, financial institutions, on equipment leases or otherwise, including, without limitation, loans (including loans advanced by Amazon, loans obtained through any peer-to-peer lending platform, any SBA loans or other loans advanced or secured by any Governmental Authority), credit card payables, amounts payable under credit facilities, factoring arrangements or otherwise; (b) any Liabilities or obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (c) any Liabilities or obligations under capitalized leases with respect to which such Person is liable; (d) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (e) any Liabilities or obligations to make payments of the deferred purchase price of property, assets or services purchased; (f) any Liabilities or obligations secured by an Encumbrance on Seller’s assets; and (g) all Liabilities or obligations of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, issued by any Governmental Authority, including all certificates of invention, petty patents, and patent utility models (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, whether registered or not, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, mask works, trade dress, applications for registration, renewals of any of the foregoing (“Copyrights”); (d) domain names, email addresses, website content, URLs, applications, software and platforms website traffic, analytics software and accounts, graphics, content, forms, internal search engines, advertising on or relating to websites, user and customer lists, and consumer data (“Domains”); (e) social media accounts, sites, pages, including, but not limited to, Instagram, Facebook, Twitter, Pinterest, Tik-Tok, and all “handles”, users, fans and/or followers thereof, and blogs (“Social Media Accounts”); (f) trade secrets, know-how, inventions (whether or not patentable) business and technical information, designs, blue prints, conceptual ideas and drawings for new products or systems, databases, data compilations and collections, tools, methods, processes, techniques, formulas, formulations, designs, user and customer lists, supplier lists, consumer data, data obtainable from the Amazon Account and any Online Marketplace, and other confidential information in respect of the Business (“Trade Secrets”); (g) computer programs, operating systems, applications, firmware and other code, including all source code, object code, data files, databases, protocols, specifications, tools, extensions, application programming interfaces (APIs), electronic data interchanges (EDIs) or third party relationships or software used by Seller to operate the Business (“Software”); and (h) all other intellectual or industrial property and proprietary rights.

“Intellectual Property Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to any Intellectual Property that is used or held for use in the conduct of the Business as currently conducted or proposed to be conducted to which Seller is a party, beneficiary or otherwise bound.

“Intellectual Property Assets” means all Intellectual Property and Intellectual Property Registrations that are owned by Seller and used or held for use in the conduct of the Business as currently conducted or proposed to be conducted, including, but not limited to all of Seller’s rights and interests in, to or under all Online Marketplaces, together with all: (a) royalties, fees, income, payments, and other proceeds now or hereafter due or payable to Seller with respect to such Intellectual Property; and (b) claims and causes of action with respect to such Intellectual Property or rights under Intellectual Property Agreements, whether accruing before, on, or after the date hereof, including all rights to and claims for damages, restitution, and injunctive and other legal or equitable relief for past, present, or future infringement, misappropriation, or other violation thereof.

“Intellectual Property Registrations” means all Intellectual Property Assets that are subject to any issuance, registration, or application by or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued Patents, registered Trademarks, domain names and Copyrights, and pending applications for any of the foregoing, including but not limited to Intellectual Property registered with Brand Registry 2.0 with Amazon.

“Inventory” means assets held by Seller primarily for sale as part of the Business, wherever located, including spare parts and other items of inventory and raw materials, goods, consigned to vendors or subcontractors, works in progress, finished goods, parts, packaging, labeling, supplies, goods in transit, products under research and development, demonstration equipment, inventory on consignment or on order or In Transit Inventory (including prepaid Inventory).

“Knowledge of Seller” or “Seller’s Knowledge” or any similar knowledge qualification, means the actual or constructive knowledge of any Owner of Seller, and all facts of which such Person(s) in the reasonably prudent exercise of their duties should be aware.

“Law” or “Laws” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement, or rule of law of any Governmental Authority.

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Losses” means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, Taxes, penalties, fines, costs or expenses of whatever kind, whether or not arising out of third party claims (including reasonable and documented out-of-pocket attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing and the enforcement of any rights hereunder and the reasonable and documented out-of-pocket cost of pursuing any insurance providers).

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, adverse to: (a) the Business, results of operations, condition (financial or otherwise) or assets of the Business; (b) the value of the Purchased Assets; (c) the ability of Seller to consummate the transactions contemplated hereby on a timely basis or (d) the ability of Buyer to continue operation of the Business as currently conducted by Seller and as currently contemplated to be conducted by Seller following the Closing, provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Business operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required by this Agreement (except for any pre-Closing covenants with respect to the operations of the Business) or any action taken (or omitted to be taken) at the written request of Buyer or any failure to take any action which requires Buyer’s consent hereunder due to Buyer’s refusal to approve such action, after Seller notifies Buyer in writing that the failure to take such action may result in a Material Adverse Effect; (vi) any changes in applicable Law or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (vii) any natural or man-made disaster or acts of God; or (viii) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions in and of itself (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), except, in the case of (i), (ii), (iii), (iv), (vi) and (vii) above, for any such event, occurrence, fact, condition or change that has a disproportionate effect on the Business (taken as a whole) as compared to other businesses or participants in the businesses and industries in which Seller operates.

“Material Supplier” shall mean any of the ten (10) largest manufacturers, suppliers and vendors of the Business, determined by fees or costs paid to such manufacturer, supplier or vendor during the twelve (12) months ending on the Closing Date or expected to be paid to such supplier during the twelve (12) months following the Closing Date; provided, that whether or not a manufacturer, supplier or vendor so qualifies as one of the ten (10) largest, a manufacturer, supplier or vendor shall also be considered a “Material Supplier” hereunder to the extent (a) that the loss or material modification of the existing relationship between Seller and such manufacturer, supplier or vendor would reasonably be expected to have a Material Adverse Effect on the Business or (b) the fees or costs paid or expected to be paid to such manufacturer, supplier or vendor within the periods referenced above exceed $10,000 per annum.

“Net Revenue” means, with respect to the Business for any twelve (12)-month period ending as of a particular date, the (i) aggregate amount of all income generated from the sale of products under the Brand, even if such sale of products has occurred within more than one legal entity (each of which is an Affiliate of Buyer) for such twelve (12)-month period less (ii) any promotions or discounts applicable to such sales less (iii) any refunds or reimbursements with respect to such sales, less (iv) any sales Tax and any value added Tax (VAT) applicable with respect to such sales, to the extent charged and collected as part of the Business.

“Online Marketplaces” means all sales channels and online marketplace accounts used in connection with the Business, including, without limitation, the Amazon Account, eBay.com, Walmart.com, Shopify.com, and those domains and sales channels described on Schedule 2.1(a).

“Ordinary Course of Business” means the ordinary course of business, consistent with past practice, including with regard to nature, frequency and magnitude.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from any Governmental Authority.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Sanctions Laws” means all U.S. and applicable non-U.S. Laws relating to economic or trade sanctions, including, without limitation, the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

“SDE” means, with respect to the Business for any twelve (12)-month period, an amount equal to: (i) the Net Revenue for the corresponding period; minus (ii) cost of goods (which includes, for the sake of clarity and without duplication: (1) the actual out-of-pocket costs associated with the purchase of associated Inventory, including shipping, freight and insurance costs, inspection costs and customs and duties paid; (2) royalty payments directly incurred on the sale of the associated Inventory; and (3) any platform or selling fees incurred in relation to the operation of any Online Marketplaces, directly associated with the Business); minus (iii) any third-party platform fees, payment processing fees and other fees payable for the operation of any Online Marketplaces; minus (iv) without duplication, any fulfilment, warehousing and other logistical costs directly associated with the applicable Inventory; minus (v) any advertising and marketing expenses related to the Business Products, including those related to additional creative content and rebranding; minus (vi) other online operating expenses of the Business, including office maintenance costs, legal, auditing and accounting expenses, administrative costs, one-time, non-recurring costs, research and development expenses and other temporary costs, and any headcount costs directly related to the operation of the Business and any other operational costs customarily incurred in the operation of the Business, provided that, the amount of costs pursuant to this sub-paragraph (vi) shall in no event exceed an amount equal to 3% of the Net Revenues in the corresponding period.

“Seller Account Balance” means any balance (whether positive or negative) of the Amazon Account(s) as of the Closing.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Taxing Authority” shall mean any Governmental Authority responsible for the administration or imposition of any Tax.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document, including any schedule or attachment thereto, and including any amendment thereof filed or required to be filed with any Governmental Authority, or maintained or required to be maintained by any Person, in connection with the determination, assessment or collection of any Tax of any party or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“True-Up Period” means the twelve (12)-month period commencing on the first day of the calendar month on which the Closing occurs.

“TTM SDE” means, as of a particular date, the SDE for the twelve (12)-month period ending on such date.

ARTICLE II
PURCHASE AND SALE

2.1 Purchase and Sale of the Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, free and clear of all Encumbrances, with full title guarantee, all of Seller’s right, title and interest in, to and under all of the assets, properties and rights of every kind and nature, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and whether now existing or hereafter acquired (other than the Excluded Assets), which relate to, or are used or held for use in connection with, the Business (collectively, the “Purchased Assets”), including, without limitation, the following:

(a) those Online Marketplaces listed on Schedule 2.1(a) attached hereto;

(b) the Inventory listed on Schedule 2.1(b) (the “Purchased Inventory”);

(c) all Contracts set forth on Schedule 2.1(c), all Intellectual Property Agreements set forth in Schedule 5.14, and of Seller’s rights under all Open Purchase Orders (collectively, the “Assigned Contracts”);

(d) all Intellectual Property Assets;

(e) all of Seller’s rights under warranties, indemnities, and all similar rights against third parties to the extent related to any Purchased Assets;

(f) all Books and Records;

(g) all Permits with respect to the Business including all of the foregoing listed or described on Schedule 5.18, and the rights to all data and records held by the respective agencies or Governmental Authorities;

(h) all of Seller’s rights, title, and interest in and to the Amazon Accounts and all other Online Marketplaces;

(i) all molds and other equipment used in the development or manufacturing of Purchased Inventory to the extent owned by Seller;

(j) all of Seller’s rights to receive, assert rights with respect to or otherwise benefit from any and all warranties, guaranties or other assurances made by third parties in connection with the Business;

(k) all prepaid items relating to the Business, including, without limitation, all deposits for Purchased Inventory on order; lease deposits, security deposits; Amazon carried balances and reserves, and all other prepaid items;

(l) all goodwill associated with or arising out of the Business and the going concern value of the Business.

For the avoidance of doubt, the Purchased Assets do not include any asset, property, right, title or interest which is not used in the Business. To the extent any assets or property (including any Intellectual Property Assets) owned by an Affiliate of Seller are used in, held for use in, or reasonably necessary for the continued conduct of the Business (other than the Excluded Assets), they shall be included within the defined term “Purchased Assets” for purposes hereof if they would have been so included had they been owned by Seller, and Seller shall cause such Affiliate, to convey such assets and property to Buyer free and clear of all Encumbrances for no additional consideration.

2.2 Excluded Assets. Buyer is not purchasing or acquiring, and Seller is not selling or assigning, any assets or properties of Seller other than the Purchased Assets. Notwithstanding the foregoing, the following assets and properties (the “Excluded Assets”) are expressly excluded from the purchase and sale contemplated hereby and, as such, are not included in the Purchased Assets:

(a) all cash and cash equivalents, bank accounts, credit card accounts and securities of Seller, including any Seller Account Balance;

(b) the organizational documents, qualifications to conduct business as a foreign corporation, taxpayer and other identification numbers, seals, minute books, books of account or other records having to do with the corporate organization of Seller (provided, that Buyer shall be entitled to receive a copy of all such documentation);

(c) all insurance policies of Seller and all rights to applicable claims and proceeds thereunder;

(d) any inventory for ASINs that are sold through the Amazon Account but not under the Brand;

(e) all Tax assets (including duty and Tax refunds and prepayments) and Tax Returns relating to the Business with respect to taxable periods (or potions thereof) ending on prior to the Closing Date;

(f) the Purchase Price and all other rights of Seller under or pursuant to this Agreement and the Ancillary Documents;

(g) all physical assets of a general nature that can be readily obtained in an office supply store, including but not limited to computers, printers, desks and office chairs, and any other assets specifically disclosed on Schedule 2.2(g); and

(h) all Inventory that is not Purchased Inventory.

2.3 Assumed Liabilities. Subject to the terms and conditions set forth herein, including the completion of the Migration Process and the conclusion of the Inspection Period, Buyer shall assume and agree to pay, perform and discharge only the following Liabilities of Seller as of the Closing Date and only to the extent such Liabilities relate to the Business (collectively, the “Assumed Liabilities”), and no other Liabilities:

(a) the open purchase orders listed on Schedule 2.3(a) but only to the extent such purchase orders relate to Inventory that is under production or in transit as at the Closing Date (“Open Purchase Orders”); and

(b) Seller’s obligations under the Assigned Contracts but only to the extent such Assigned Contracts are assigned to Buyer or Buyer otherwise receives the rights and benefits of such Assigned Contracts pursuant to Section 4.4 below, and specifically excluding (i) any Liability or obligation required to be paid, performed or otherwise discharged on or prior to the Closing Date under any such Assigned Contract, (ii) any breach, default, or violation by Seller of such Assigned Contract and (iii) any Liability or obligation relating to or arising from the performance, non-performance, breach or default of or under, any torts related to the performance of, any breach of warranty, or violation of Law or infringements under, any such Assigned Contracts occurring on or prior to the Closing Date.

2.4 Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement or any Ancillary Document, Buyer shall not assume or in any way become liable for, or be responsible to pay, perform or discharge any Liabilities of Seller or any of its Affiliates, except for the Assumed Liabilities, whether related to the Business or the Purchased Assets, whether or not disclosed on the Schedules attached hereto, and regardless of when or by whom asserted (the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include, to the extent not expressly included in the Assumed Liabilities, the following:

(a) any Liabilities of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers, and others;

(b) any Liability for: (i) Taxes of Seller (or any Owner or Affiliate of Seller), in respect of any taxable period; (ii) Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities for any pre-Closing tax period; (iii) Taxes relating to the Excluded Assets or Excluded Liabilities for any taxable period; (iv) Taxes that arise out of the consummation of the transactions contemplated hereby or that are the responsibility of Seller pursuant to Section 7.7; or (v) other Taxes of Seller (or any Owner or Affiliate of Seller) of any kind or description for any taxable period (including any Liability for Taxes of Seller (or any or Affiliate of Seller) that becomes a Liability of Buyer under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation of contract or Law);

(c) any Liabilities relating to or arising out of the Excluded Assets;

(d) any Liabilities in respect of any pending or threatened Action arising out of, relating to or otherwise in respect of the operation of the Business or the Purchased Assets to the extent such Action relates to such operation prior to the Closing;

(e) any product Liability or similar claim for injury to a Person or property which arises out of or is based upon any express or implied representation, warranty, agreement, or guaranty made by Seller, or by reason of the improper performance or malfunctioning of a product, improper design or manufacture, failure to adequately package, label or warn of hazards or other related product defects of any Business Products at any time manufactured for or sold by Seller (including the Inventory);

(f) any recall, design defect or similar claims of any Business Products, including the Inventory (except to the extent caused by changes to applicable Laws with effect following the Closing);

(g) any Liabilities of Seller arising under or in connection with any Employee Benefit Plan;

(h) any Liabilities of Seller for any Business Employees, or any former officers, directors, retirees, independent contractors, or consultants of Seller, including any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination, or other payments;

(i) any Liabilities under Environmental Laws, to the extent arising out of or relating to facts, circumstances or conditions existing on or prior to the Closing;

(j) any trade accounts payable of Seller for any period except to the extent such trade accounts payable constitute Open Purchase Orders;

(k) any Liabilities of the Business (including, but not limited to, unfulfilled commitments, quotations, purchase orders, customer orders or work orders, infringement or misappropriation claims and any related claims and litigation) arising on or before the Closing Date;

(l) any Liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, employee, or agent of Seller (including with respect to any breach of fiduciary obligations by same), except for indemnification of same pursuant to ARTICLE VIII as Seller Indemnified Parties;

(m) any Liabilities under the Assigned Contracts to the extent such Liabilities arise out of or relate to (i) any Liability or obligation required to be paid, performed or otherwise discharged on or prior to the Closing Date, (ii) any breach, default, or violation by Seller of such Assigned Contract; or (iii) any Liability or obligation relating to or arising from the performance, non-performance, breach or default of or under, any torts related to the performance of, any breach of warranty, or violation of Law or infringements under, any such Assigned Contracts occurring on or prior to the Closing Date;

(n) any Liabilities which Buyer may become liable for as a result of or in connection with the failure by Seller or Buyer to comply with any bulk sales or bulk transfers laws or as a result of any de facto merger or successor-in-interest theories;

(o) any Liabilities associated with borrowed money (including all Indebtedness) of Seller or any Owner; and

(p) any Liabilities arising out of, in respect of or in connection with the failure by Seller or the Owners to comply with any applicable Law or Governmental Order.

For purposes of this Section 2.4, “Seller” shall be deemed to include all Affiliates of Seller and any predecessors to Seller and any Person with respect to which Seller is a successor-in-interest (including by operation of Law, merger, liquidation, consolidation, assignment, assumption or otherwise).

Seller hereby acknowledges that it is retaining the Excluded Liabilities, and Seller shall pay, discharge and perform all such Liabilities and obligations promptly when due.

ARTICLE III
PURCHASE PRICE

3.1 Purchase Price. Upon the terms and subject to the conditions set forth in this Agreement, in reliance on the representations, warranties, covenants and agreements of the parties contained herein, the aggregate purchase price (the “Purchase Price”) for the Purchased Assets shall be an amount equal to (a) the Base Purchase Price, plus (b) the True-Up Payment (if any), plus (c) the Inventory Payment.

3.2 Payment of the Closing Cash Payment. At the Closing, Buyer shall pay, or cause to be paid, to the Escrow Agent an amount (the “Closing Cash Payment”) equal to (a) the Base Purchase Price, plus (b) the Estimated Inventory Value, as determined in accordance with the Estimated Inventory Schedule, plus (c) the Seller Account Balance, plus (d) $1,250 as reimbursement to Seller for Buyer’s portion of the escrow fee covered by the Joint Written Directions (as defined below), all via (i) the Joint Written Directions (as defined below), and (ii) the balance, by wire transfer of immediately available funds, to be deposited into an escrow account (the “Escrow Account”) and to be administered and disbursed by the Escrow Agent pursuant to the Escrow Agreement.

3.3 True-Up Payment.

(a) In addition to amounts paid by Buyer to Seller on the Closing Date, Buyer will pay to Seller an amount equal to three hundred percent (300%) of the amount (if any) by which the TTM SDE for the True-Up Period exceeds the Baseline SDE (the “True-Up Payment”). To the extent earned, the True-Up Payment will be paid by Buyer to Seller, minus any deductions pursuant to Section 8.6, no later than sixty (60) days after the end of the True-Up Period.

(b) Within forty-five (45) days from the end of the True-Up Period, Buyer shall prepare and deliver to Seller a statement setting forth Buyer’s calculation of the TTM SDE for the True-Up Period accompanied by reasonable applicable records supporting such calculation (“True-Up Calculation”). If Seller will deliver to Buyer a written notice of its disagreement to the True-UP Calculation within 30 days of receipt of the True-Up Calculation, such notice of disagreement will be deemed as a Notice of Disagreement, as defined in Section 4.3 and the Parties will apply the process detailed in Section 4.3 for resolution of their disagreements mutatis mutandis, including by engaging the Independent Accountants.

(c) Seller acknowledges that, subsequent to Closing, Buyer shall have sole discretion with regard to all matters related to the operations of the Business, and that Buyer has no obligation to operate the Business in order to achieve or increase the likelihood of achieving the True-Up Payment. Notwithstanding the foregoing, Buyer agrees not to take any action the sole purpose of which is to reduce the True-Up Payment or avoid the Buyer’s obligation to pay the True-Up Payment, if earned.

(d) Unless Seller disputes Buyer’s determination of the True-Up Payment, if any, within thirty (30) days of delivery by Buyer of its statement and calculation of the True-Up Payment, Buyer’s determination shall be conclusive and binding upon Seller.

3.4 Inventory Payment. In addition to the Base Purchase Price and True-Up Payment, if earned, upon the terms and subject to the conditions set forth in this Agreement, in consideration for the Purchased Inventory, Buyer will pay Seller an amount equal to the Designated Inventory Value of all units of Purchased Inventory that are Good and Saleable as of the Closing and will reimburse Seller for any Prepaid Deposits (together, the “Inventory Payment”). The Inventory Payment shall be determined in accordance with Section 4.3(d) hereof.

3.5 Allocation of Purchase Price. Seller and Buyer agree that the Purchase Price and the Assumed Liabilities (plus other relevant items) shall be allocated among the Purchased Assets for all purposes (including Tax and financial accounting) as shown on the allocation schedule set forth on Schedule 3.5 attached hereto (the “Allocation Schedule”). Except as otherwise required pursuant to a “determination” under Section 1313 of the Code (or any comparable provision of state or local Law), neither Buyer nor Seller shall take a Tax position inconsistent with the Allocation Schedule on any Tax Return or otherwise. The parties agree to reasonably consult with one another with respect to any Tax audit, controversy or litigation by the IRS or another Taxing Authority relating to the allocation made pursuant to this Section 3.6.

3.6 Withholding. Buyer shall be entitled to deduct and withhold from the Purchase Price payable to Seller pursuant to this Agreement such amounts as may be required to be deducted or withheld by applicable Law and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law. Any amounts so deducted and withheld shall be treated for all purposes under this Agreement as having been paid to Seller. As soon as practicable after any payment of withholding Taxes by Buyer to a Governmental Authority, Buyer shall deliver to Seller the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably requested by Seller. To Buyer’s knowledge, no amount of the Closing Cash Payment is required to be deducted or withheld under applicable Law.

3.7 Product Returns. After Closing, Seller and Owners shall indemnify and hold harmless Buyer from and against any refund that Buyer may be required to pay for a product sold by Seller prior to Closing (unless the product is returned to Buyer and is suitable for resale).

ARTICLE IV
CLOSING; MIGRATION

4.1 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall be effected by electronic mail exchange of true, complete and accurate copies of executed originals of Sellers’ Closing Deliverables and Buyer’s Closing Deliverables on the date hereof, which date is referred to herein as the “Closing Date”. The Closing shall be deemed to be effective as of 12:01 a.m. Eastern Time, on the Closing Date. Buyer shall be granted full possession and title to the Purchased Assets as of the Closing Date.

4.2 Closing Transactions.

(a) Seller Deliverables. At Closing, Seller shall execute and/or deliver to Buyer the following, unless waived in writing by Buyer (collectively, the “Sellers’ Closing Deliverables”):

(i) the Escrow Agreement, duly executed by Seller;

(ii) Joint Written Directions duly executed by Fortunet Partners Ltd. on behalf of Seller, directing Escrow Agent to transfer (a) $2,500 out of the funds held by it under that certain Escrow Agreement by and between Buyer, Seller and the Escrow Agent dated August 17, 2022 (the “Previous Escrow Agreement”) to the Escrow Agent as payment for its escrow fees pursuant to the Previous Escrow Agreement, and (b) all remaining funds held by the Escrow Agent under the Previous Escrow Agreement, to the Escrow Account (the “Joint Written Directions”);

(iii) an executed IRS Form W-9, dated as of the Closing Date;

(iv) a bill of sale duly executed by Seller as of the date hereof, transferring the tangible personal property included in the Purchased Assets to Buyer (the “Bill of Sale”);

(v) an assignment and assumption agreement, duly executed as of the date hereof by Seller, effecting the assignment to and assumption by Buyer of the Purchased Assets (the “Assignment and Assumption Agreement”)

(vi) an assignment agreement, duly executed as of the date hereof by Seller, transferring all of Seller’s right, title and interest in and to the Intellectual Property Assets to Buyer (the “IP Assignment Agreement”);

(vii) a termination agreement, duly executed as of the date hereof by Seller and Fortunet Partners Ltd., terminating that certain Agreement by and between Seller, SciSparc Ltd. and Fortunet Partners Ltd., dated August 17, 2022 (the “Termination Agreement”);

(viii) all third-party consents and approvals that are necessary for the consummation of the transactions contemplated hereby or that are required in order to prevent a breach of or default under, a termination or modification of, or acceleration of the terms of, any Assigned Contract (collectively, the “Third-Party Approvals”);

(ix) certified copies of resolutions of Seller’s board of directors or other governing body authorizing and approving the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby;

(x) evidence of the termination of all financing statements (including any Uniform Commercial Code or comparable international agency termination statements) and the release of all Encumbrances filed or outstanding against any of the Purchased Assets, if and as applicable;

(xi) if applicable, payoff letters with respect to all Indebtedness of the Business outstanding immediately prior to the Closing, in each case on terms and conditions satisfactory to Buyer, and confirming the amount required to satisfy in full such Indebtedness, and releasing all related Encumbrances contingent upon the payment of the amounts set forth in such payoff letter (the “Payoff Letters”);

(xii) a closing statement in form and substance satisfactory to Buyer and duly executed by Seller, setting forth payments due and bank information of all payees at the Closing (the “Closing Statement”); and

(xiii) such other customary instruments of transfer, assumption, filings, or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(b) Buyer Deliverables. At Closing, Buyer shall deliver to Escrow Agent an amount equal to the difference between the Closing Cash Payment and the amount covered by the Joint Written Directions, and shall execute and/or deliver to Seller the following (the “Buyer’s Closing Deliverables”):

(i) the Escrow Agreement executed by Buyer;

(ii) the Joint Written Directions, executed by SciSparc Ltd.

(iii) the Bill of Sale executed by Buyer;

(iv) the Assignment and Assumption Agreement executed by Buyer;

(v) the IP Assignment Agreement executed by Buyer;

(vi) the Termination Agreement executed by SciSparc Ltd. and

(vii) the Closing Statement executed by Buyer.

4.3 Migration Process; Inventory Payment.

(a) Migration Process.

(i) Promptly following confirmation by the Escrow Agent that it has received the Closing Cash Payment, the parties shall commence the transfer and migration of the Purchased Assets, including the Amazon Account, all other Online Marketplace accounts used in connection with the Business and the Intellectual Property Assets, to Buyer (the “Migration Process”). The Migration Process will include, without limitation, the mechanics and other required actions set forth on Exhibit A hereto (the “Migration Mechanics”).

(ii) The parties shall use best efforts to transfer the Purchased Assets to Buyer, to carry out all Migration Mechanics and to otherwise complete the Migration Process, as soon as practicable following the Closing Date, but in no event later than four (4) weeks from the Closing Date.

(iii) The Migration Process will be deemed “complete” upon the last to occur of the following (the “Completed Migration”): (A) all the Migration Mechanics which are indicated therein as “Escrow Release Conditions” shall have been completed; (B) following completion of such Migration Mechanics, Buyer shall have had an additional period of two (2) days thereafter to fully inspect the Purchased Assets and to ensure that the Business is operating without interruption (the “Inspection Period”); (C) there shall have been no Amazon Seller Restrictions prior to expiration of the Inspection Period; (D) Seller shall have received all necessary Authorization, approvals, consents or waivers to sell, transfer and assign each of the Purchased Assets to Buyer; (E) Seller shall have introduced Buyer to all suppliers, manufacturers, vendors and service providers of the Business; and (F) all Intellectual Property and Intellectual Property Assets shall have been transferred to Buyer.

(iv) In the event that Buyer, in its sole discretion, agrees to a deemed Completed Migration despite Seller’s failure to complete any of the Migration Mechanics, such consent shall not be construed as a waiver of the required completion of such Migration Mechanics, and Seller shall be responsible to complete such Migration Mechanics at its sole cost and responsibility, as soon as practicable, following the deemed Complete Migration, but in no event later than thirty (30) days following the date of such deemed Complete Migration. In the event Seller fails to complete any Migration Mechanics within thirty (30) days following the date of such deemed Completed Migration, Buyer shall be entitled, in its sole discretion, and Seller expressly authorizes Buyer, to perform any such Migration Mechanics for the account of Seller, and Seller shall reimburse Buyer for any reasonable cost and expense incurred by Buyer in completing any such Migration Mechanics within five (5) days of Buyer’s demand.

(b) Default Event. Notwithstanding anything contained herein to the contrary, in the event that a Default Event occurs at any time prior to the completion of the Inspection Period, or the Migration Process is not completed within four (4) weeks from Closing, Buyer may, at its sole option, terminate this Agreement by providing written notice thereof to Seller, following which (i) all title in the Purchased Assets and Assumed Liabilities shall be returned to Seller, (ii) Seller shall cease to have any interest in or right to receive any amount payable by the Buyer as consideration for the Purchased Assets; and (iii) Buyer shall deliver to Seller any rights or benefits accrued to Buyer pursuant to this Agreement, including any monies received by Buyer in respect of the operation of the Business from and after the Closing Date (including from sales of the Purchased Inventory and/or Seller’s Account Balance if remitted to Buyer); and (iv) the parties shall instruct the Escrow Agent to return the Closing Cash Payment to Buyer. Upon completion of the steps referenced in items (i) through (iv), this Agreement shall be deemed null and void and of no further force or effect. As used herein, a “Default Event” means that: (i) there has been a material breach of any Fundamental Representation or of any of Seller’s covenants in ARTICLE VIII below; (ii) an Amazon Seller Restriction has occurred and remains unresolved; or (iii) any facts, or events have occurred which, in Buyer’s reasonable opinion have had, or could reasonably be expected to have in the future, a Material Adverse Effect, including any material litigation, Action or adverse change in the customer or supplier relations of the Business, provided that prior to terminating this Agreement, Buyer and Seller shall have met and discussed the matter constituting the Default Event and worked in good faith to resolve such Default Event over a period of at least five (5) Business Days (if such Default Event was of a nature that could be resolved.

(c) Release of Escrow. Subject to Buyer’s confirmation of Completed Migration, Buyer shall instruct Escrow Agent to release the Closing Cash Payment, as follows, in each case, in accordance with the Closing Statement: (i) first, Escrow Agent shall pay all amounts owing to third parties in accordance with the Payoff Letters, if any (all such amounts, the “Payoff Amounts”); and (ii) second, Escrow Agent shall release to Seller, an amount equal to (w) the Closing Cash Payment, minus (x) the Payoff Amounts, minus (y) the Estimated Inventory Value, minus (z) the Seller Account Balance. The Estimated Inventory Value will remain held by the Escrow Agent in the Escrow Account and shall be disbursed in accordance with Section 4.3(d) below. The Seller Account Balance will be disbursed (and the Parties will instruct the Escrow Agent to release such amount): (i) to Seller, together with the Closing Cash Payment, in case the Seller Account Balance was actually transferred by Amazon to Buyer following the Closing; and (ii) to Buyer, in case the Seller Account Balance was actually transferred by Amazon to Seller at or prior to the Completed Migration.

(d) Final Inventory Payment.

(i) If requested by Buyer, as promptly as practicable after the Closing, Seller shall ship all of the Purchased Inventory to Buyer’s designated location, pursuant to shipping instructions provided by Buyer and at Buyer’s cost and expense.

(ii) No later than thirty (30) calendar days following the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Final Inventory Statement”) setting forth the aggregate value (based on the Designated Inventory Value) of the items of Purchased Inventory that are Good and Saleable that were actually delivered to Buyer (the “Actual Inventory Value”) and calculating any adjustments required to be made to the Estimated Inventory Value based thereupon, determined solely by Buyer reasonably and in good faith. Upon receipt of the Final Inventory Statement, Seller will be given access upon reasonable notice to Buyer’s (and/or the applicable designee’s) relevant books, records and workpapers related to the Actual Inventory and the Final Inventory Statement (subject to customary confidentiality, hold harmless or release agreements related to such access) during Buyer’s business hours for the limited purpose of verifying the Final Inventory Statement.

(iii) The Final Inventory Statement shall be conclusive and binding upon the parties thirty (30) days following Buyer’s delivery thereof unless Seller gives written notice of its disagreement (a “Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted. If a timely Notice of Disagreement is received by Buyer, then the Final Inventory Statement shall become final and binding upon the parties on the earliest of (x) the date the parties hereto resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (y) the date all matters in dispute are finally resolved as detailed herein. During the thirty (30) days following delivery of a Notice of Disagreement, the parties shall seek in good faith to resolve in writing any differences which they may have with respect to the matters specified in the Notice of Disagreement. Upon Seller’s reasonable notice to Buyer and during normal business hours, Seller or its Representatives may audit, at Seller’s expense, and Buyer shall provide Seller and its Representatives full access to, such books, records and accounts as required to verify the calculations of Buyer. If Buyer and Seller fail to reach an agreement, Buyer and Seller shall submit the dispute (the “Disputed Amounts”) for resolution to a nationally or regionally recognized firm of independent certified public accountants selected by the Parties’ mutual agreement (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts. The Parties agree that all adjustments shall be made without regard to materiality. The Independent Accountants shall only decide the specific items under dispute by the Parties and their decision for each Disputed Amount must be within the range of values assigned to each such item by the Parties. The fees and expenses of the Independent Accountants shall be borne by the party that assigned values to Disputed Amounts that were, on a net basis, furthest in amount from the amount finally determined by the Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within thirty (30) Business Days (or such other time as the Parties shall agree in writing) after their engagement, and their resolution of the Disputed Amounts shall be conclusive and binding upon the Parties. Buyer will promptly instruct the Escrow Agent to release to Seller any amount that is not in dispute prior to final determination of the Actual Inventory Value.

(iv) If the Estimated Inventory Value is greater than the Actual Inventory Value, then following final determination of the Actual Inventory Value, the parties shall issue joint written instructions to the Escrow Agent to release (x) to Seller an amount equal to the Actual Inventory Value from the Escrow Account and (y) to Buyer the amount by which the Estimated Inventory Value is greater than the Actual Inventory Value. If the Actual Inventory Value is equal or greater than the Estimated Inventory Value, the parties shall issue joint written instructions to the Escrow Agent to release to Seller the Estimated Inventory Value from the Escrow Account, and thereafter Buyer shall, within three (3) Business Days, make payment by wire transfer to Seller in immediately available funds, of the amount still owing to Seller in respect of the Actual Inventory Value, if any. The amount paid to Seller under this Section 4.3(d)(iv) shall be referred to herein as the “Final Inventory Payment”.

4.4 Nonassignable Contracts. Notwithstanding anything to the contrary herein, to the extent that the assignment hereunder by Seller to Buyer of any Assigned Contract is not permitted or is not permitted without any Third-Party Approval, this Agreement shall not be deemed to constitute an assignment of any such Assigned Contract if such Third-Party Approval is not given or if such assignment otherwise would constitute a breach of, or cause a loss of contractual benefits under, any such Assigned Contract, and Buyer shall assume no obligations or Liabilities under any such Assigned Contract. Seller shall advise Buyer in writing at least two (2) Business Days prior to the Closing with respect to any Assigned Contract which Seller knows or has substantial reason to believe will or may not be subject to assignment to Buyer hereunder at the Closing. Without in any way limiting Seller’s obligation to obtain all required Third-Party Approvals, if any such Third-Party Approval is not obtained or if such assignment is not permitted irrespective of consent and if the Closing shall occur, Seller shall cooperate with Buyer following the Closing Date in any reasonable arrangement designed to provide Buyer with the rights and benefits (subject to the obligations) under any such Assigned Contract, including enforcement for the benefit of Buyer of any and all rights of Seller against any other party arising out of any breach or cancellation of any such Assigned Contract by such other party and, if requested by Buyer, acting as an agent on behalf of Buyer or as Buyer shall otherwise reasonably require.

4.5 Further Assurances; Post-Closing Cooperation. At any time or from time to time after the Closing, at either party’s request, without further consideration, the other party shall execute and deliver to such party such other instruments of sale, transfer, conveyance, assignment and confirmation and provide such other reasonable assistance and cooperation as may be reasonably requested by such party in order more effectively to transfer, convey and assign to Buyer all of the Purchased Assets and to put Buyer in actual possession and operating control of the Purchased Assets. Such assistance and cooperation shall include, but is not limited to, transfer of all Online Marketplace accounts, Intellectual Property Assets, website domains, website hosting agreements, database access passwords and procedures, administrative login information, software and software as a service (SaaS) access passwords and procedures, logins and accounts for marketplaces and email marketing platforms, full access to all other electronic assets being acquired, transfer of Intellectual Property and introductions to customers, users, vendors, industry experts and other individuals and entities related to the conduct of the Business.

4.6 Reconciliation of Payments. The parties acknowledge that there may be: (a) certain payments or refunds made by a party; (b) certain payments or amounts received by a party; or (c) certain adjustments in the sales made by a party prior to the Closing Date that were not included in the Purchase Price or were not prorated as of the Closing Date, including, without limitation, Purchased Inventory orders, receivables, invoices, bills, subscriptions or Taxes, credits, or refunds. Accordingly, within ninety (90) calendar days after the Closing Date, Buyer and Seller shall in good faith provide each other with documentation for, and true-up, such payments, refunds, and receipts in accordance with normal and customary settlement procedures making net adjustment payments as necessary to effect the true-up and give effect to the transfer of the Business on the Closing Date. Such true-up payments shall be made by the applicable party within thirty (30) calendar days of receiving notice of the net amount owed to the other party.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER AND OWNERS

Subject to the disclosures set forth in the Disclosure Schedules, and as an inducement to Buyer to enter into this Agreement and consummate the transaction contemplated hereby, Seller and each Owner, jointly and severally, hereby represent and warrant as follows:

5.1 Good Standing; Power. Seller is a limited liability company, validly existing and in good standing under Laws of the State of Texas, and has full company power and authority to own, operate or lease the properties and assets now owned, operated, or leased by it and to carry on the Business as currently conducted and as currently contemplated to be conducted by Seller. Seller is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Business as currently conducted makes such licensing or qualification necessary, except where failure to be so qualified, licensed or in good standing would not individually or in the aggregate, have a Material Adverse Effect. Schedule 5.1 sets forth: (a) each jurisdiction in which Seller is licensed or qualified to do business; (b) each jurisdiction in which Seller is registered and required to collect sales taxes; and (c) each jurisdiction in which Seller has obtained or received any Permit or license from any Governmental Authority.

5.2 Authorization; Binding Obligations.

(a) Seller has full power and authority to own and operate the Business, to execute this Agreement and the Ancillary Documents to which Seller is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any Ancillary Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement, the Ancillary Documents and all other agreements contemplated hereby and thereby to be executed and delivered by Seller constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

(b) Each Owner has all necessary power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which he/she is a party, to perform his/her obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and all other agreements contemplated hereby to be executed and delivered by each Owner constitute legal, valid and binding obligations of such Owner, enforceable against such Owner in accordance with their respective terms (subject to applicable bankruptcy, insolvency, moratorium, reorganization, or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

5.3 Additional Stakeholders. Other than the Owners, no other Person has any right to vote with respect to the transactions contemplated by this Agreement or the Ancillary Documents, or will be entitled to receive any portion of the Purchase Price payable to Seller, except as disclosed on Schedule 5.22.

5.4 No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, does not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Seller; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, the Business or the Purchased Assets; (c) require the consent, notice or other action by any Person, other than the consent of Amazon to the transfer of the Amazon Account, which is expected to be obtained as part of the Migration Process, under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract or Permit to which Seller is a party or by which Seller or the Business is bound or to which any of the Purchased Assets are subject (including any Assigned Contract); or (d) result in the creation or imposition of any Encumbrance on any of the Purchased Assets. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement or any of the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby other than the consent of Amazon to the transfer of the Amazon Account. Without limiting the generality of the foregoing, except for Buyer pursuant hereto, there are no agreements, options, commitments, or rights with, of or to any Person to purchase or otherwise acquire any of the Purchased Assets or ay interests therein.

5.5 Financial Statements. Seller has furnished Buyer with true and correct copies of the unaudited financial statements consisting of the profit and loss statements of the Business as of December 31 in each of the years 2020, 2021 and for the twelve (12) month period ending on July 31, 2022 (the “Closing P&L Date”) (together, the “Financial Statements”). Schedule 5.5(a) accurately reflects the profit and loss of the Business for the twelve (12) month period ending on the Closing P&L Date (the “Closing P&L Report”), in each case, including any discounts, promotions or rebates affecting the sales of the Business for the relevant period(s), and all costs and expenses incurred by Seller in the operation of the Business, including any costs and expenses added back to the Business as part of the calculation of the applicable TTM SDE. The Financial Statements are based on the Books and Records of the Business (which, in turn, are accurate and complete in all material respects), and fairly present the results of the operations of the Business for the periods indicated. There have been no material changes in the operation or financial condition of the Business since May 31, 2022 and since the Closing P&L Date, other than as reflected in the Closing P&L Report. The Financial Statements and the Baseline SDE have been prepared in accordance with the general accounting principles acceptable in the United States from time to time, or in accordance with the accounting principles used by the Business as currently conducted applied on a consistent basis throughout the period involved and explained in Schedule 5.5(b).

5.6 Liabilities; Indebtedness; Open Purchase Orders.

(a) Except as set forth on Schedule 5.6, Seller has no Liabilities with respect to the Business at or as of the Closing Date or arising out of transactions entered into at or prior to the Closing Date, except: (i) under the Open Purchase Orders; and (ii) those which have been incurred in the Ordinary Course of Business since the Closing P&L Date (none of which is a Liability for breach of contract, breach of warranty, tort, violation of Law, infringement or any Action) and which are not material in amount.

(b) Seller has no Indebtedness except under the Payoff Letters, if any.

(c) Each Open Purchase Order was created in the Ordinary Course of Business, is valid and binding in accordance with its terms and is in full force and effect. Seller has not received notice and does not have reason to believe that the other party to such Open Purchase Order intends to terminate such Open Purchase Order. Neither Seller nor any other Person is in breach or violation of, or default under, any Open Purchase Order, and no payment under any Open Purchase Order is overdue. All Prepaid Deposits relating to any Open Purchase Orders have been paid in full.

5.7 Absence of Certain Changes; Events and Conditions. Since the Closing P&L Date, there has been no: (a) event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (b) material change in the conduct of the Business, including, without limitation, in its method of purchase, sale, marketing, promotion or operation, or any method of accounting or accounting practices of the Business; (c) incurrence of any Indebtedness in connection with the Business except unsecured current obligations and Liabilities incurred in the Ordinary Course of Business; (d) transfer or assignment of or grant of any license or sublicense under or with respect to any Intellectual Property Assets or Intellectual Property Agreements; (e) abandonment or lapse of or failure to maintain in full force and effect any Intellectual Property Registration; (f) damage, destruction or loss of any Purchased Assets, or any interruption in use of any Intellectual Property Assets; (g) imposition of any Encumbrance upon the Business or any of the Purchased Assets; (h) transfer, assignment, sale or other disposition of any of the Purchased Assets except for the sale of Inventory in the Ordinary Course of Business; or (i) Contract to do, or action or omission that would result in, any of the foregoing. Since the Closing P&L Date, Seller has operated itself and the Business has been conducted, only in the Ordinary Course of Business.

5.8 Business Contracts. Schedule 5.8 sets forth a complete and correct list of each Contract: (a) by which any of the Purchased Assets are bound or affected; (b) to which Seller is a party or by which it is bound in connection with the Business or the Purchased Assets; or (c) under which Seller has or may acquire any right or interest, including with respect to any Intellectual Property Assets (“Business Contracts”). Each Business Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. With respect to each Business Contract, (x) such Business Contract is legal, valid, binding and enforceable and in full force and effect and Seller has not received notice and does not have reason to believe that the other party to such Business Contract intends to terminate such Business Contract; (y) such Business Contract will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect on the date hereof; and (z) neither Seller nor any other Person, is in breach or violation of, or default under, any provision of such Business Contract, and to Seller’s Knowledge no event has occurred, is pending or is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default of any provision of such Business Contract by Seller or of any other party under such Business Contract.

5.9 Title to Assets. Seller has good and valid title to, or a valid leasehold interest in, all of the Purchased Assets, free and clear of any and all Encumbrances. The Purchased Assets are all the assets, property and rights, whether tangible or intangible, that (a) are currently used for the conduct of the Business and (b) are necessary for the Business to be conducted immediately after the Closing in the same manner as has the Business has been conducted since the Closing P&L Date. None of the Excluded Assets is material to the Business. Neither any Owner nor any Affiliate of Seller is engaged in the Business or otherwise has any right, title or interest in any of the Purchased Assets or Assumed Liabilities.

5.10 Business Products; Warranties.

(a) Schedule 5.10(a) contains a true and accurate list and description of all Business Products, including: (i) the ASINs, SKUs and UPCs of such Business Products, (ii) the name and details of the supplier of each Business Product, (iii) payment and other commercial terms agreed between the Seller and its Material Suppliers in respect of each such Business Product as at the Closing Date; (iv) the tariff rate and harmonized (HS) or harmonized tariff (HTS) code classifications used by the Business in respect of the import of each such Business Product; (v) the cost of goods of each such business Product; (vi) the physical measurements of each such Business Product and its required packaging; and (vii) the certifications or other Permits required for the shipment and/or sale of each such Business Product.

(b) Seller has no claims, Liabilities or obligations arising from or alleged to arise from, any injury to any Person or property as a result of the sale, ownership, possession or use of any Business Product sold or distributed by Seller, nor has Seller ever received such a claim arising from the use such Business Products.

(c) Seller has made no express or implied warranties or guarantees to any third party with respect to the Business Products, other than those standard terms and conditions described on Schedule 5.10(c).

(d) Except as disclosed on Schedule 5.10(d)(i), all Business Products are produced and will, immediately following the Closing, continue to be produced in facilities that meet FDA standards in accordance with current U.S. Good Manufacturing Practices standards. All Business Products conform and have conformed in all material respects to their respective specifications and to any applicable warranties and applicable Laws, and do not have any material defects in construction and design. Schedule 5.10(d)(ii) contains a true and accurate description of any written notice received by Seller alleging that any Business Products fail to conform to their respective specifications and to any applicable warranties and applicable Laws, or have any material defects in construction and design.

(e) Seller has not received any notice as to any claim or allegation of personal injury, death, or property or economic damages, any claim for punitive or exemplary damages, any claim for contribution or indemnification, or any claim for injunctive relief in connection with any Business Product, and, to Knowledge of Seller, there are no such Actions threatened against Seller.

(f) None of the Business Products has been subject to withdrawal, modification, cancellation or suspension by the FDA, the FTC or any other Governmental Authority, and no such Business Product has been discontinued (other than for commercial or other business reasons), recalled or subject to a removal or safety alert (whether voluntarily or otherwise), nor has the production of such Business Products been enjoined. No proceedings have been commenced or threatened seeking to recall, re-label, suspend, detain or seize any Business Product.

5.11 Inventory. The Purchased Inventory consists of a quality and quantity useable for its intended purpose and is Good and Saleable in the Ordinary Course of Business, is not obsolete, defective or damaged, and is merchantable and fit for its intended use and, assuming the same average rate of sales of Seller during the six (6) month period immediately preceding Closing, would all be sold prior to their respective “use by” dates. All Purchased Inventory not written off has been valued at the lower of landed cost or market value. The quantities of each type of Purchased Inventory are reasonable in the present circumstances of Seller and are not materially more or less than normal Inventory levels to conduct the Business in the ordinary course consistent with past practices during the twelve (12) month trailing period prior to the Closing Date.

5.12 Online Marketplaces

(a) Online Marketplaces. The Amazon Account and all Online Marketplace accounts and such other accounts used in connection with the Business are in good standing and to the Knowledge of Seller will remain in good standing immediately after transfer of such accounts to Buyer. Except as disclosed on Schedule 5.12(a), the Amazon Account and each other Online Marketplace account operated in connection with the Business has materially complied with all Contracts, terms of service, policies and guidelines set by the respective operator of such Online Marketplace in connection with the Business. Neither Seller nor any Owner has received any written notification from Amazon or any other Online Marketplace regarding non-compliance with any Contract, terms of services, policy or guideline set by Amazon that has not been resolved and does not impact the current status of the Amazon Account. Except as disclosed on Schedule 5.12(a), neither Seller nor any of the Business Products have ever been suspended or otherwise prevented from being sold on Amazon or any other Online Marketplace. Neither the Amazon Account nor any other Online Marketplace account of the Business has been the victim of any third-party attack or breach incident which caused such account to lose sales, incur an account suspension or product listing suspension.

(b) Amazon Seller Restrictions. Schedule 5.12(b) sets forth a true, complete and accurate list of: (i) all Amazon Seller Restrictions which have been imposed on the Amazon Account and any notifications of any Amazon Seller Restrictions or of any non-compliance with any agreement, terms of services, policy or guideline set by Amazon, which have been delivered to Seller during the twenty-four (24) months prior to the Closing Date; and (ii) any facts or circumstances which constitutes a violation of the terms of service, policies and guidelines set by the owner or operator of the Amazon Account. As of the Closing Date, there is no Amazon Seller Restriction in effect, pending or, to the Knowledge of Seller, threatened against the Amazon Account and to the Knowledge of Seller, no event has occurred, no action has been taken or failed to be taken by Seller and no circumstances exist that may give rise to or serve as basis for an Amazon Seller Restriction.

(c) Fake Reviews. Except as disclosed on Schedule 5.12(c), neither Seller, any of the Owners nor any of their Affiliates have, and to the Knowledge of Seller and Owners no other Person has, with respect to the Business or any of the Purchased Assets, (i) posted, solicited, bought, paid for or directed the creation of any fake, fraudulent or paid-for reviews on Amazon or any other Online Marketplace, (ii) used any of the following services or websites: Zonboost.com, Proseller.in, Zonjump.com, Amzonreview.com, Amazon-feedback.com, Cashbackbase.com, MyVipon.com, Snagshout.com, Amzrc.com, Woorke.com, Reviewsub.com, Getproductrank.com, Reviewservicesusa.com, Amzdiscover.com, rebatekey.com or any similar service or website or (iii) taken any action intended to manipulate reviews on Amazon or any other Online Marketplace, including by, directly or indirectly, through any service or website, contributing false, misleading or inauthentic content.

(d) Access to Amazon Account. To the Knowledge of Seller, no Person other than the Owners has accessed or logged into the main login of the Amazon Account. No Owner has access or logged into the main login of the Amazon Seller Central account of any other Person using the same computer, mobile device or other device (each a “Device”) from which the main login of the Amazon Account is accessed. To the Knowledge of Seller, no Device has been used to access or log into the main login of the Amazon Account and the main login of the Amazon Seller Central account of any other Person.

5.13 Customers and Suppliers.

(a) Material Customers. Schedule 5.13(a) accurately identifies each wholesaler, retailer or other sales channel of the Business from whom Seller has derived revenue in the two (2) most recent fiscal years or from whom Seller currently expects to derive revenue during the twenty (24) months following the Closing Date (a “Business Customer”), and (ii) provides an accurate breakdown of revenue received from each Business Customer during the two (2) most recent fiscal years. Seller has not received any notice, and has no reason to believe, that any of the Business Customers have ceased, or intends to cease, to purchase any products from the Seller, or to otherwise terminate or materially reduce its relationship with the Business, or to renegotiate the prices or any other material terms of its relationship with the Business following the Closing.

(b) Material Suppliers. Schedule 5.13(b) sets forth with respect to the Business (i) each Material Supplier for each of the two (2) most recent fiscal years and (ii) the amount of purchases from each Material Supplier during such periods. Seller has not received any notice, and has no reason to believe, that any of the Material Suppliers have ceased, or intends to cease, to produce and supply any products to the Seller, or to otherwise terminate or materially reduce its relationship with the Business, or to renegotiate the prices or any other material terms of its relationship with the Business following the Closing.

5.14 Intellectual Property.

(a) The Intellectual Property Assets comprise all of the Intellectual Property necessary for the conduct of the Business as currently conducted by Seller and as currently proposed to be conducted by Seller. As used in this Section 5.14(a), “necessary for the conduct of the Business as currently conducted by Seller” shall mean, inter alia, that the Intellectual Property Registrations fully cover all Business Products in the jurisdictions in which such Business Products are sold except as disclosed in Section 5.14(a) of the Disclosure Schedules. Schedule 5.14(a) contains a correct, current, and complete list of: (i) all Intellectual Property Registrations, specifying as to each Trademark, Patent or Copyright, as applicable: the title, mark or design; jurisdiction, registration or application serial number, registration or filing date, and the current status; (ii) all unregistered Trademarks included in the Intellectual Property Assets; (iii) all Intellectual Property Agreements, including all modifications, amendments, and supplements thereto and waivers thereunder; (iv) all Domains included in the Purchased Assets, including all email accounts used by the Brand; (v) all Social Media Accounts included in the Purchased Assets; (vi) a description of all Copyrights included in the Intellectual Property Assets and a link to all only repositories containing copies of such unregistered Copyrights; and (vii) all proprietary Software included in the Purchased Assets. Seller owns or has the right to use all Intellectual Property Assets and the Intellectual Property licensed to Seller under the Intellectual Property Agreements.

(b) All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing. Each Intellectual Property Agreement is valid and binding on Seller in accordance with its terms and is in full force and effect. Neither Seller, nor to Seller’s Knowledge, any Person is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Intellectual Property Agreement Seller has taken commercially reasonable steps to maintain and enforce the Intellectual Property Assets and to preserve the confidentiality of all trade secrets included in the Intellectual Property Assets.

(c) The Intellectual Property Registrations and all products offerings of the Business are listed on Brand Registry 2.0 with Amazon. Seller has not granted or listed any other third party as an agent, owner or admin on the Brand Registry associated with the Business. There are no Actions pending, and except as disclosed on Schedule 5.14(c), there have been no Actions, whether settled, pending or threatened: (i) alleging any infringement, entitlement, misappropriation, or other violation of the of any Person with respect to the Amazon listings of the Business; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any of the Amazon listings of the Business; or (iii) by Seller or any other Person alleging any infringement, entitlement, misappropriation, or other violation by any Person of any of the Amazon listings of the Business. Seller is not aware of any facts or circumstances that could reasonably be expected to give rise to any such Action. Seller is not subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the use of any Intellectual Property Assets.

(d) Seller is the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record owner of all right, title and interest in and to the Intellectual Property Assets and has the valid and enforceable right to use all other Intellectual Property used or held for use in or necessary for the conduct of the Business as currently conducted or as proposed to be conducted, in each case, free and clear of Encumbrances. No current or former independent contractor of Seller, and no other Person, who is or was involved in the creation or development of any Intellectual Property Assets, has any right, title or interest in or to any of the Intellectual Property Assets.

(e) Neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, Buyer’s right to own or use any Intellectual Property Assets or any Intellectual Property subject to any Intellectual Property Agreement, other than from Amazon, which consent is expected to be obtained as part of the Migration Process. The conduct of the Business as currently and formerly conducted and as proposed to be conducted, including the use of the Intellectual Property Assets and the Intellectual Property licensed under the Intellectual Property Agreements in connection therewith, and the products, processes, and services of the Business have not infringed, misappropriated, or otherwise violated and will not infringe, misappropriate, or otherwise violate the Intellectual Property or other rights of any Person. To Seller’s Knowledge, except as listed on Schedule 5.14(e), no Person has infringed, misappropriated, or otherwise violated any Intellectual Property Assets or the Intellectual Property licensed under the Intellectual Property Agreements. To Seller’s Knowledge, the transactions contemplated by this Agreement are not reasonably likely to have a Material Adverse Effect on Seller’s right, title or interest in and to the Intellectual Property Assets.

5.15 Insurance. Schedule 5.15 sets forth: (a) a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by Seller and relating to the Business, the Purchased Assets or the Assumed Liabilities (collectively, the “Insurance Policies”); and (b) with respect to the Business, the Purchased Assets or the Assumed Liabilities, a list of all pending claims and the claims history for Seller since January 1, 2018. There are no claims related to the Business, the Purchased Assets or the Assumed Liabilities pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Seller did not receive any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if not yet due, accrued. All such Insurance Policies: (i) are in full force and effect and enforceable in accordance with their terms; (ii) are provided by carriers who are financially solvent to Seller’s Knowledge; and (iii) have not been subject to any lapse in coverage. The Seller is not in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. The Insurance Policies are of the type and in the amounts sufficient for compliance with all applicable Laws and Contracts to which Seller is a party or by which it is bound. True and complete copies of the Insurance Policies have been made available to Buyer.

5.16 Taxes.

(a) All Tax Returns required to be filed by Seller with respect to the Business or the Purchased Assets have been duly and timely filed, were prepared in substantial compliance with all applicable Laws, are true, correct and complete in all material respects, and all Taxes associated therewith have been paid in full. Without limiting the foregoing, (i) Seller has filed all Tax Returns that it was required to file, (ii) all such Tax Returns are correct and complete in all respects, (iii) all Taxes owed by Seller (whether or not shown on any Tax Return) have been paid, (iv) no claim has ever been made to Seller by any Governmental Authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to taxation or subject to a Tax Return filing obligation by that jurisdiction, (v) Seller is not required to file Tax Returns or pay Taxes in a country other than the United States and (vi) all sales Taxes of Seller are collected and were remitted by Amazon.

(b) Seller has withheld or collected and properly reported and timely paid over to the appropriate Taxing Authority all Taxes required to have been withheld or collected, reported and paid in connection with any amounts paid or owing to any Business Employees, independent contractors, creditors, customers, shareholders, or other third parties. All Persons who have provided services to Seller that have that been classified by Seller or its subsidiaries as independent contractors for Tax purposes were properly so classified.

(c) Neither Seller nor any Owner expects any Governmental Authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of Seller either (i) claimed or raised by any Governmental Authority in writing or (ii) as to which Seller or any Owner has Knowledge based upon personal contact with any agent of such Governmental Authority.

(d) Seller has not executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes, Tax Returns, Tax assessments or Tax deficiencies; and the period during which any assessment against Seller may be made by the appropriate Governmental Authority has expired without waiver or extension of any such period for each such Governmental Authority.

(e) Seller (i) is not nor ever has been a member of a group of corporations or other entities with which it has filed (or been required to file) group, consolidated, combined or unitary income Tax Returns, or (ii) is not a party to any Tax allocation, Tax sharing, Tax indemnification agreement or similar Contract that would, in any manner, bind, obligate or restrict Buyer or its Affiliates, other than agreements entered into in the ordinary course of business the primary purpose of which was not Tax.

(f) Schedule 5.16(f) lists, as of the date hereof, (i) all types of Taxes paid, and all types of Tax Returns filed by or on behalf of Seller and (ii) all of the jurisdictions that impose such Taxes and/or duty to file such Tax Returns.

(g) The HTS and HS code classifications used in connection with the import of any Business Products, if any, are the most appropriate classifications for use under applicable Laws in connection with the import of such Business Products into the jurisdiction(s) in which such Business Products are imported. Seller has not received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation in connection with such classifications, or any opinion that such classification may not be appropriate for use in connection with the import of the corresponding Business Products of the Business into the jurisdiction(s) in which such Business Products are imported, and has no reason to believe that such classifications may be inaccurate or otherwise inappropriate for use in connection with the import of such Business Products into the jurisdiction(s) into which such Business Products are imported. As used herein, “HTS” means the Harmonized Tariff Schedule of the United States and “HS” means the Harmonized Commodity Description and Coding System, including its general rules and legal notes set out in the Annex to the International Convention on the Harmonized Commodity Description and Coding System.

(h) None of the Purchased Assets is subject to escheat to any Governmental Authority under any applicable escheatment Law.

(i) None of the Purchased Assets is property which is required to be treated as being owned by any other person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Code. None of the Purchased Assets directly or indirectly secures any debt the interest on which is tax exempt under section 103(a) of the Code. None of the Purchased Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(j) Seller is not a “foreign person” within the meaning of Section 1445 or Section 1445 of the Code, and none of the Purchased Assets is a “United States real property interest” as defined in Section 897(c) of the Code.

(k) There is no (and immediately following the Closing shall not be) unpaid Tax (i) which constitutes an Encumbrance upon any of the Purchased Assets or (ii) for which Buyer or any Affiliate of Buyer would be liable under Law by reason of having acquired the Purchased Assets.

5.17 Actions; Governmental Orders. There are no Actions pending, or to Seller’s Knowledge, threatened against or by Seller relating to or affecting the Purchased Assets, including, without limitation, the Amazon Account or any other Online Marketplace. There are no outstanding Governmental Orders and no unsatisfied judgments, penalties, or awards against, relating to or affecting the Business.

5.18 Compliance with Laws; Permits.

(a) There are no Actions pending or, to Seller’s Knowledge, threatened against or by Seller relating to or affecting the Purchased Assets or the Business, including, without limitation, the Amazon Account or any other Online Marketplace account. To Seller’s Knowledge, no event has occurred, or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b) Seller has complied and is in compliance with all Laws applicable to the conduct of the Business as currently conducted and the ownership and/or use of the Purchased Assets.

(c) All Permits required for Seller to conduct the Business as currently conducted or for the ownership and use of the Purchased Assets have been obtained by Seller and are valid and in full force and effect, and Schedule 5.18(c) sets forth a complete and accurate list of all such Permits, including the names of the Permits and their respective dates of issuance and expiration. All fees and charges with respect to such Permits as of the date hereof have been paid in full. To Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.

(d) Seller has not received, at any time since January 1, 2018, any notice or other communication (whether oral or written) from any Governmental Authority regarding: (i) any violation of, or failure to comply with, any Law applicable to the operation of the Business; or (ii) any actual or alleged obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any material nature with respect to any Purchased Assets.

(e) Except as disclosed in Schedule 5.18(e), Seller has complied, and is now complying, with all Laws applicable to the production, marketing, sale and distribution of the Business Products, including, without limitation, all labeling and advertising Laws, registration requirements, and all applicable rules, regulations, and requirements established by any federal, state or local regulatory or Governmental Authority in any jurisdiction in which products are offered for sale, including, without limitation, the Federal Communications Commission, Consumer Product Safety Commission, Federal Trade Commission (“FTC”) and Environmental Protection Agency, Seller has complied, and is now complying, with all Laws applicable manufacture, testing certification, marketing, testing, safety, evaluation, advertising, labeling, and sales of its products, including California Proposition 65.

(f) Seller is not now subject (and has not been subject during the previous five years) to any registration requirement, adverse inspection finding, recall, investigation, penalty assessment, audit or other compliance or enforcement action by the U.S. Food & Drug Administration (“FDA”) or any other Governmental Authority having responsibility for the regulation of the Business Products. Seller has not made any false statements or false omissions in its applications or other submissions to the FDA or other Governmental Authorities, and has not made or offered any payments, gratuities, or other things of value that are prohibited by any Legal Requirements to personnel of the FDA or other Governmental Authorities. Seller is in compliance with all regulations and requirements of the FDA and other Governmental Authorities, including but not limited to any applicable labeling requirements, testing requirements and protocols, record keeping, reporting requirements, and monitoring requirements. Seller possesses all Permits necessary to conduct the Business, including all such Permits required by the FDA, the FTC or any other federal, state or foreign Governmental Authorities engaged in the regulation of drugs, pharmaceuticals, medical devices or biohazardous materials. Seller has not received any notice of proceedings relating to the suspension, modification, revocation or cancellation of any such Permits. Seller is not, and has not been subject to, any obligation or requirement arising under any consent decree, consent agreement, inspection report or warning letter issued by or entered into with the FDA, the FTC or any other Governmental Authorities, or other Order from, Contract with, or notice or requirement or commitment made to any other Governmental Authorities with regard to the development, testing, manufacture, registration, approval, marketing, distribution, labeling, advertising, promotion, storage, or transport of any of Business Products.

(g) Except as disclosed in Schedule 5.18(g), Seller has not made any false representation or misleading statement in violation of applicable FDA or FTC standards or other applicable Law in regard to any Business Products including the quality or properties of such Business Products, and have not been engaged in any other unfair trade practices, whether in advertising, printed material, web site or otherwise, with respect to the Business Products.

5.19 Employment Matters.

(a) Schedule 5.19(a) lists all Business Employees, independent contractors and consultants hired in the operation of the Business. As of the date hereof, all compensation, including wages, commissions, bonuses, fees, and other compensation, payable to all Business Employees, independent contractors, or consultants of the Business for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings, or commitments of Seller with respect to any compensation, commissions, bonuses or fees.

(b) Seller is and has been in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to Business Employees, consultants and independent contractors of the Business. All individuals characterized and treated by Seller as consultants or independent contractors of the Business are properly treated as independent contractors under all applicable Laws. There are no Actions against Seller pending, or to Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, Business Employee, consultant, or independent contractor of the Business, including any charge, investigation or claim relating to unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment related matter arising under applicable Laws.

(c) Schedule 5.19(c) lists each employee benefit plan maintained or contributed to by or required to be maintained or contributed to by Seller in relation to any Business Employee, and each other material plan, arrangement or policy (whether written or oral) relating to retirement, compensation, bonus, severance, fringe benefits or any other employee benefits maintained or required to be maintained by Seller for the benefit of any Business Employee or to which Seller has any Liability or potential Liability (each, an “Employee Benefit Plan”). Each Employee Benefit Plan has been maintained, operated, and administered in compliance with its terms and any related documents or agreements and in compliance with all applicable Laws and there are no Actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of Seller, threatened against such Employee Benefit Plan, Seller or against any fiduciary of such plan. There is no pending or, to the Knowledge of Seller, threatened proceeding or Actions involving any such Employee Benefit Plan before any Governmental Authority

5.20 Trade Controls and Anti-Corruption Compliance.

(a) No Owner, and none of Seller or any of its officers or directors, nor to the Knowledge of Seller, any employee, agent or other third party representative acting on behalf of Seller, is currently, or has been: (i) engaging in any dealings or transactions in any country or region that is the subject or target of a comprehensive embargo under applicable Sanctions Laws (including, without limitation, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine), to the extent such activities violate applicable Sanctions Laws or Export-Import Laws; (ii) engaging in any export, re-export, transfer or provision of any goods or service without, or exceeding the scope of, any required or applicable licenses or authorizations under applicable Export-Import Laws; or (iii) otherwise in violation of applicable Sanctions Laws, Export-Import Laws, or the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”).

(b) No Owner, and none of Seller or any of its officers or directors, nor to the Knowledge of Seller, any employee, agent or other third-party representative acting on behalf of Seller, has made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws. Seller has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials.

(c) Seller has not, in connection with or relating to the Business, received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

(d) Seller does not produce, design, test, manufacture, fabricate, or develop one or more “critical technologies,” as defined in 31 C.F.R. § 801.204.

5.21 Data Protection.

(a) Schedule 5.21(a) identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for any Seller at any time (the “Seller Databases”), the types of Personal Data in each such database, the means by which the Personal Data was collected, and the security policies that have been adopted and maintained with respect to each such database. No material breach or violation of any such security policy has occurred or is threatened, and there has been no unauthorized or illegal use of, breach of, or access to any of the data or information in any of Seller Databases.

(b) Except as disclosed on Schedule 5.21(b), Seller has complied with all applicable Laws and its published privacy policies, if any, and internal privacy policies and guidelines relating to privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of Personal Data. There has been no loss, damage, or unauthorized access, use, modification, or other misuse of any Personal Data maintained by or on behalf of Seller. No Person (including any Governmental Authority) has made any claim or commenced any Actions with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such information; and there is no reasonable basis for any such Actions.

(c) As used herein, “Personal Data” means: (a) all data that falls within the definition of personal information, personal data, personally identifiable information or similar language under applicable Laws; (b) all personally identifiable information including name, residential or business address, email address, telephone number, photograph, account number (including credit card, bank and other financial account numbers), driver’s license, passport, social security or government issued identification number; (c) all other information relating to or associated with such personally identifiable information; and (d) any data regarding an individual’s activities online in connection with a computer, browser, mobile device, application or any other device, where the data is aggregated into a profile associated with such a device, whether or not the information in the profile is personally identifiable information.

5.22 No Brokers or Finders. Except as disclosed on Schedule 5.22, none of Seller, any of its Affiliates nor any Owner has retained any investment banker, broker, finder, or similar advisor, or made any statement or representation to any Person that would entitle such Person to, or agreed to pay, any broker’s, finder’s, investment bankers, advisor’s or similar fees or commissions in connection with the transactions contemplated by this Agreement. All such fees, including any fees to Fortunet Partners Ltd. shall be due and payable exclusively by Seller.

5.23 Names and Locations. During the five-year period prior to the execution and delivery of this Agreement, Seller has not used any name or names under which it has invoiced account debtors, maintained records concerning its assets or otherwise conducted business with respect to the Business, other than the exact name under which it has executed this Agreement.

5.24 Promotions Programs. Except as disclosed on Schedule 5.24, Seller has not initiated any promotion or discount, rebate or similar programs relating to the Business during the last fiscal year and no such programs relating to the Business are currently in effect.

5.25 Completeness of Disclosure. Neither this Agreement, nor any of the Schedules attached hereto or to be delivered in connection herewith contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading. There is no event, circumstance or other fact which Seller has not disclosed to Buyer in writing and of which any of its officers, directors or executive employees is aware and which has had or would reasonably be expected to have a Material Adverse Effect upon the financial condition, operating results, assets, customer or supplier relations, employee relations or business prospects of Seller taken as a whole.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

6.1 Formation; Good Standing. Buyer is a limited liability company duly formed, validly existing, and in good standing under the laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

6.2 Authorization; Binding Obligations. Buyer has all requisite company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary company action on the part of Buyer, and no further action is required on the part of Buyer to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer, and constitutes the valid and binding obligations of Buyer, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation or other organizational documents of Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require any consent, approval or authorization of any Governmental Authority by Buyer.

6.4 No Warranty as to Future Profitability. Without limiting the representations of Seller set forth in Article 5, Buyer acknowledges and agrees that Seller and/or Owners are making no assurances or other guarantees, warranties or representations as to future gross revenues, future profits from the Purchased Assets, future costs of operating the Business or future performance of the Business. Buyer has had the opportunity to make such inquiries and request such records of the Seller to determine whether Buyer wishes to pursue this transaction under the terms and conditions set forth in this Agreement.

6.5 Readiness to Start Migration. Buyer is ready, willing and able to start the Migration process promptly following the Closing, and has all the resources, information, and registrations needed (such as a bank account and a credit card) for prompt completion of the migration of the Business and of the Purchased Assets to Buyer.

6.6 No Further Representations. Buyer acknowledges and agrees that other than the representations and warranties contained in Article 5 of this Agreement, neither Seller, Owners nor any Person acting for or on their behalf, nor any of their agents or Representatives, have made or makes any other representation or warranty in relation to Seller, Owners, the Business, the Purchased Assets or the Assumed Liabilities.

ARTICLE VII
COVENANTS AND AGREEMENTS

7.1 Confidentiality. From and after the Closing, Seller and each Owner shall, and shall cause their respective Affiliates to, (a) hold and to cause its or their respective Representatives to hold in confidence any Confidential Information and (b) take commercially-reasonable steps to safeguard such Confidential Information and to protect it against disclosure, misuse, loss or theft. If Seller, any Owner or any of their respective Affiliates, or their respective Representatives are compelled to disclose any Confidential Information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with Buyer to preserve the confidentiality of such information consistent with applicable Law. Notwithstanding anything herein to the contrary, Seller and Owners may disclose Confidential Information in respect of the Business and the transactions contemplated hereby to any Taxing Authority and in respect of the transactions contemplated hereby to their respective advisors and/or bank representatives, and no notice is required to be given to Buyer in connection with such disclosure.

7.2 Transition Services.

(a) Seller and Owners (for purposes here, the “Sellers”) shall provide transition services and support (the “Transition Services”) to Buyer for up to ninety (90) consecutive days (in the aggregate, the “Transition Period”) following the Closing as set forth below:

Period	Days After the Closing Date	Total Time During Period
(“Transition Period 1”)	1 – 30	up to 25 hours per week
(“Transition Period 2”)	31 – 60	up to 20 hours per week
(“Transition Period 3”)	61 – 90	up to 15 hours per week

(i) Transition Period 1. During Transition Period 1, Sellers shall provide remote transition services, support, and training to Buyer for up to twenty-five (25) hours per week, to transition the Business to Buyer and to assist Buyer with the day-to-day operations of the Business, including the following:

● Assisting in the transition/integration of the Business, including, but not limited to operational activities such as inventory planning, inventory management, inventory transfer to a new warehouse chosen by the Buyer (if applicable), product assembling (if applicable) and order management.

● Assisting in the marketing and growth of Buyer.

● Liaising with key employees, customers and suppliers of Buyer.

● Assisting with corporate development and strategic corporate planning.

● Providing advice/industry information.

● Attending meetings with Buyer’s personnel and representatives at such times (during normal working hours) and upon such reasonable notice as may be requested by Buyer. For the avoidance of doubt, the parties agree that weekly meetings held by video conference of no more than three (3) hours in duration per week shall be deemed reasonable if requested by Buyer, and Sellers agrees to attend each such meeting; and

● The fulfilment, including but not limited to personnel, warehousing, labelling, packaging, shipping etc., of all shipments to other warehouses, especially Amazon warehouses, until the completed inventory transfer (if applicable)

Sellers shall respond to any requests of Buyer during Transition Period 1, and in no event later than two (2) Business Days after receipt of such request. Without limiting the generality of the preceding paragraph, until a Completed Migration, Seller shall continue operating the Business in the Ordinary Course of Business, for the benefit and the account of Buyer.

(ii) Transition Period 2. During Transition Period 2, Seller shall provide remote transition services, support, and training to Buyer, for up to twenty (20) hours per week to transition the Business and to consult with Buyer in connection with the operation of the Business. Seller shall respond to any requests of Buyer during Transition Period 2, and in no event later than two (2) Business Days after receipt of such request.

(iii) Transition Period 3. During Transition Period 3, Seller shall provide remote transition services, support, and training to Buyer upon an “as-needed” basis for up to fifteen (15) hours per week. Seller shall respond to any requests of Buyer during Transition Period 3, in no event later than two (2) Business Days after receipt of such request.

(b) As part of the Transition Services and without limiting anything in Section 7.2(a) hereof, during Transition Period 1, if requested by Buyer, Seller will continue to operate the Business for Buyer’s benefit. Seller shall operate the Business in good faith and in compliance with Buyer’s instructions, the terms of service, policies and guidelines set by the operator of each Online Marketplace, and all applicable Laws. The Transition Services may also include: (i) communicating with vendors and customers regarding the transition of the Business; (ii) fielding questions regarding the Business; (iii) forwarding correspondence, telephone calls and payments to Buyer received by Seller in connection with the Business; (iv) assisting Buyer with vendors; (v) assisting Buyer with any issues related to the Business; and (vi) such other services as may be reasonably requested by Buyer or its Affiliates from time to time.

(c) For the purpose of performing the Transition Services, Seller may be given secondary access to the Online Marketplaces used by the Business. Seller agrees and undertakes not to use such access for any reason other than the performance of the Transition Services in accordance with this Section 7.2.

(d) The parties acknowledge and agree that no additional compensation will be paid to Seller for the Transition Services and that all such services and support are included in the Purchase Price paid by Buyer, provided, however, that Buyer shall reimburse Seller for all reasonable and necessary business expenses incurred by Seller in the performance of its duties under this Section 7.2 during the Transition Period in accordance with the practices and policies of Buyer in effect from time to time to the extent such expenses are approved in advance by Buyer.

(e) The parties acknowledge and agree that so long as the services and support provided to Buyer or its Affiliates by Seller shall be (i) executed in good faith and (ii) at a quality no less favorable than the standard of service at which Seller provided such services during the twelve-month period prior to the Closing Date, Seller shall bear no responsibility with respect to the performance of the Business.

7.3 Non-Competition; Non-Solicitation.

(a) Seller hereby acknowledges that Seller is familiar with the Business’ trade secrets and with other Confidential Information. Seller acknowledges and agrees that Buyer and its Affiliates would be irreparably damaged if Seller were to provide services or to otherwise participate in the business of any Person competing with the Business in a similar business and that any such competition by Seller would result in a significant loss of goodwill by Buyer in respect of the Business. Seller further acknowledges and agrees that the covenants and agreements set forth in this Section 7.3 were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, and that Buyer and its Affiliates would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the parties hereto if Seller breached the provisions of this Section 7.3. Therefore, in further consideration of the amounts to be paid hereunder for the Purchased Assets and the goodwill of the Business sold in connection therewith, for a period of three (3) years commencing on the Closing Date (the “Restricted Period”), each of Seller and each Owner shall not, and shall not permit any of its Affiliates to, directly or indirectly: (i) engage in or assist others in engaging in the sale of: Vitamins, Minerals & Supplements, Skin Care Products, Hair Care Products, Foot, Hand & Nail Care Products, Personal Care Products and related products and accessories of any kind related thereto, provided that such products are for humans (collectively “Restricted Business”); (ii) have an interest, other than passive income from pre-Closing engagements by third-parties, in any Person that engages directly or indirectly in the Restricted Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) cause, induce or encourage any material actual or prospective client, customer, supplier or licensor of the Business (including any existing or former client or customer of Seller and any Person that becomes a client or customer of the Business after the Closing), or any other Person who has a material business relationship with the Business, to terminate or modify any such actual or prospective relationship. Notwithstanding the foregoing, Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly, or indirectly, own five percent (5%) or more of any class of securities of such Person.

(b) During the Restricted Period, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, (i) hire or solicit any person who, to Seller’s Knowledge, is offered employment by Buyer or is or was employed in the Business during the Restricted Period, (ii) encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees or (iii) call on, solicit or service any customer, supplier, licensee, licensor or other business relation of the Business (including any Material Supplier or Business Customer) in order to induce or attempt to induce such Person to cease doing or decrease their business with Buyer or any of its Affiliates, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and Buyer or any of its Affiliates (including making any negative statements or communications about Buyer or any of its Affiliates). For the avoidance of doubt, notwithstanding the foregoing, Seller, Owners and their Affiliates may maintain business relationships with any Person (including any Material Supplier) during the Restricted Period so long as such relationship is not in violation of the non-compete undertaking in Sub-section (a) above or interferes with Buyer’s relationship with such Person.

(c) Seller acknowledges that a breach or threatened breach of this Section 7.3 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(d) In the event that a court determines that the restrictions contained in this Section 7.3 are unreasonable under the circumstances then existing, then the parties hereto agree that the maximum period, scope or geographical area reasonable under the circumstances shall be substituted for the stated period, scope or area. The parties further agree that such court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope or geographical area permitted by Law.

7.4 Non-Disparagement. Each of Seller and each Owner, and each of their Affiliates shall not, directly or indirectly (including, without limitation, by or through any spouse, family member or other Person) make any derogatory, negative or disparaging statement about the Business, or make any public statement (or any statement likely to become public) that could reasonably be expected to adversely affect or disparage the reputation, or, to the extent applicable, business or goodwill of the Business.

7.5 Publicity or Public Announcement. No publicity release or announcement concerning this Agreement, or the transactions contemplated hereby shall be made by Seller without prior written approval thereof by Buyer, which approval may be withheld in Buyer’s discretion; provided, that Seller may disclose that it sold the business trading under the Brand, without providing any other details regarding the Business or the terms of sale, including, but not limited to, price, financial terms, the industry of the Business, or any other details with respect to the transaction. Buyer and its Affiliates shall not be entitled to disclose the names of the Owners, unless and to the extent required by Law.

7.6 Use of Name and Trademark. As soon as practicable after the Closing Date, Seller shall, and shall cause its Affiliates to, change their names and the name of any Affiliate of Seller to a name bearing no resemblance to the Brand and shall eliminate the use of all of the trademarks, trade names, logos or slogans that are Purchased Assets, in any of their forms or spellings, on all advertising, stationery, business cards, checks, purchase orders and acknowledgments, customer agreements and other Contracts and business documents, including on any websites, social media outlets or other online sources that may remain in Seller’s control after Closing.

7.7 Post-Closing Tax Covenants.

(a) Seller shall be responsible for the preparation and filing of all Tax Returns of Seller (including Tax Returns required to be filed in respect of the Purchased Assets on or prior to the Closing Date), and such Tax Returns shall be true, complete, and correct and prepared in accordance with applicable Laws (applicable to Seller or the Business) in all material respects. Seller shall be responsible for and make all payments of Taxes shown to be due on such Tax Returns. Seller shall be responsible for and make all payments of Taxes related to the Purchase Price.

(b) Buyer will be responsible for the preparation and filing of all Tax Returns required to be filed with respect to Buyer’s ownership or use of the Purchased Assets or its operation of the Business for taxable periods (or portions thereof) commencing on and after the Closing Date. Such Returns shall be true, complete, and correct and prepared in accordance with applicable Laws in all material respects. Buyer will be responsible for and make all payments of Taxes shown to be due on such Returns.

(c) To the extent relevant to the Business or the Purchased Assets, each party shall: (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any Taxing Authority or in connection with judicial or administrative proceedings relating to any liability for Taxes; and (ii) retain and provide the other with all records or other information that may be relevant to the preparation of any Tax Returns, or the conduct of any audit or examination, or other proceeding, relating to Taxes. Seller and the Owners shall retain all documents, books and records with respect to Taxes, including prior years’ Tax Returns, pertaining to the Purchased Assets or the Business and shall not destroy or otherwise dispose of any such records for six (6) years after the Closing without the prior written consent of Buyer.

7.8 Transfer Taxes. All applicable transfer, documentary, sales, use, stamp, registration, value added, and other such Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

7.9 Allocation of Taxes. Except for the Transfer Taxes, any Taxes applicable to the Purchased Assets for a taxable period that includes but does not end on the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and/or the Owners, on one hand, and Buyer, on the other hand, as of the Closing Date based on the number of days of such taxable period ending on and including the Closing Date (the “Pre-Closing Apportioned Period”) and the number of days of such taxable period after the Closing Date through the end of such taxable period (the “Post-Closing Apportioned Period”). Seller and/or the Owners shall be liable for and shall pay for or cause to be paid the proportionate amount of the Apportioned Obligations that is attributable to the Pre-Closing Apportioned Period and Buyer shall be liable for the proportionate amount of the Apportioned Obligations that is attributable to the Post-Closing Apportioned Period.

7.10 Bulk Sales Laws. Buyer and Seller hereby waive compliance by Seller with the provisions of the “bulk sales,” “bulk transfer” or similar Laws of any jurisdiction. Seller agrees to indemnify and hold Buyer Indemnitees expenses incurred by any Buyer Indemnitees as a result of any failure to comply with any such “bulk sales,” “bulk transfer” or similar Laws.

7.11 Employment Matters. Nothing in this Agreement shall (a) create a Contract between Buyer and any Service Provider or (b) require or be construed to require Buyer or any Affiliate of Buyer to provide any Service Provider any Employee Benefit Plan or non-cash compensation (including retirement benefits, health or welfare benefits, equity-based compensation, or severance) to any Person. Notwithstanding anything in this Agreement to the contrary, no Service Provider may rely on this Agreement as the basis for any breach of contract claim against Buyer. As used herein, “Service Provider” means each director, officer, employee, manager, independent contractor, consultant, leased employee or other service provider of Seller; provided, that Service Provider shall not include third-party software or services such as advertising agencies, third party logistics providers and accounting service or any other Person who is not controlled by Seller or any of Seller’s Affiliates.

7.12 Access to Seller Central Accounts. Seller and each Owner and each of their Affiliates shall not access or log into, attempt to access or log into or permit others to access or log into the main login of the Amazon Seller Central account of any other Person using the same Device from which the main login of the Amazon Account has been accessed.

ARTICLE VIII
INDEMNIFICATION

8.1 Survival and Limitations. The covenants, agreements, representations and warranties in this Agreement and the Schedules attached hereto or in any writing delivered by any part to any of the other parties in connection herewith shall survive the Closing as follows:

(a) the representation and warranties in Section 5.16 (Taxes) shall terminate when the applicable statutes of limitations with respect to the Liabilities in question expire (giving effect to any extensions or waivers thereof), plus sixty (60) days;

(b) the representation and warranties in Section 5.1 (Good Standing; Power), Section 5.2 (Authorization; Binding Obligations), Section 5.4 (No Conflicts; Consents), Section 5.9 (Title to Assets), Section 5.12 (Online Marketplaces), Section 5.14 (Intellectual Property) and Section 5.22 (No Brokers or Finders) (collectively, the “Fundamental Representations”), Section 6.1 (Formation; Good Standing), Section 6.2 (Authorization; Binding Obligations), Section 6.3 (No Conflicts; Consent) shall not terminate and shall survive for the longest duration enforceable under Delaware law;

(c) any claim for breach of any covenant, or asserted on fraud or for which specific performance or non-monetary equitable relief is available, shall not terminate and shall survive indefinitely; and

(d) all other representations and warranties in this Agreement and the Schedules attached hereto or in any writing delivered by Seller in connection with this Agreement shall terminate on the date that is twenty-four (24) months from the Closing Date;

provided, that notwithstanding the foregoing, any claim asserted in good faith and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claim shall survive until finally resolved. All covenants and agreements of the Parties contained in this Agreement shall survive the Closing for the period(s) explicitly stated therein.

8.2 Indemnification by Seller and Owners. Seller and each Owner, jointly and severally, shall indemnify and defend Buyer and its Affiliates and their respective Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller or any Owner contained in this Agreement, the Ancillary Documents or in any certificate or instrument delivered by or on behalf of Seller or any Owner pursuant to this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Seller or any Owner pursuant to this Agreement, the Ancillary Documents or any certificate or instrument delivered by or on behalf of Seller or any Owner pursuant to this Agreement;

(c) all Liabilities and obligations of any kind whatsoever, including Taxes, whether accrued, absolute, contingent, known, or unknown, relating to, or arising out of, the conduct of the Business or ownership or use of the Purchased Assets prior to the Closing Date;

(d) any Excluded Asset;

(e) any Excluded Liability, including any Liabilities and obligations of any kind whatsoever, relating to or arising out of the failure of (i) any listings published in respect of any Business Products at or prior to the Closing Date on Amazon, (ii) the labels on any Business Products sold or offered for sale by the Business at or prior to the Closing Date, including the Purchased Inventory, and (iii) any marketing materials used in the operation of the Business at or prior to the Closing Date, to conform to or comply with applicable Laws;

(f) any Third-Party Claim based upon, resulting from, or arising out of the Business, operations, products, properties, assets, or obligations of Seller or any of its affiliates conducted, existing or arising on or prior to the Closing Date;

(g) any failure to complete any of the Migration Mechanics in accordance with Section 4.3(a);

(h) any Action with respect to the foregoing, or in enforcing this indemnity; and/or

(i) fraud, gross negligence, intentional misrepresentation or willful misconduct by Seller or any Owner.

8.3 Indemnification By Buyer. Subject to the other terms and conditions of this Article VIII, Buyer shall indemnify and defend each of Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement, the Ancillary Documents or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Buyer pursuant to this Agreement, the Ancillary Documents or any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement;

(c) any Action with respect to the foregoing, or in enforcing this indemnity; and/or

(d) fraud, gross negligence, intentional misrepresentation or willful misconduct by Buyer.

8.4 Procedure for Indemnification. The party making a claim under this ARTICLE VIII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this ARTICLE VIII is referred to as the “Indemnifying Party”.

(a) The Indemnified Party agrees to give prompt notice (the “Notice of Claim”) to the Indemnifying Party of the assertion of any claim, or the commencement of any suit, Action or proceeding by a third party in respect of which indemnity may be sought under this ARTICLE VIII; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party of any Liability or obligation hereunder, except to the extent that the Indemnifying Party clearly demonstrates that the defense of any third party suit, action or proceeding has been materially prejudiced by the Indemnified Party’s failure to give such Notice of Claim.

(b) If such Notice of Claim relates to a suit, Action or proceeding by a third party, the Indemnifying Party may upon written notice given to the Indemnified Party within twenty (20) days of the receipt by the Indemnifying Party of such Notice of Claim, assume control of the defense of such Action, suit or proceeding with counsel reasonably satisfactory to the Indemnified Party. If the Indemnifying Party does not so assume control of such defense or if the Indemnifying Party fails to give reasonable written assurance to the Indemnified Party of Indemnifying Party’s financial capacity to defend and/or provide indemnification as required hereby, the Indemnified Party shall have the right to control such defense. The party not controlling such defense may participate therein at its own expense; provided, that if the Indemnifying Party assumes control of such defense and there exists a material conflict of interest between the interests of the Indemnified Party and those of the Indemnifying Party with respect to such claim, or if the Indemnifying Party shall fail to assume responsibility for such defense, the Indemnified Party may retain counsel satisfactory to it and the reasonable fees and expenses of counsel to the Indemnified Party shall be considered Losses for purposes of this Agreement. Notwithstanding anything to the contrary contained herein, in the event that: (a) a claim, suit, Action or proceeding (i) is filed by a Material Supplier or Material Customer or (ii) seeks to enjoin the operation of the Business; or (b) Buyer otherwise determines in its reasonable judgment that there is a probability that a claim, suit, Action or proceeding may materially adversely affect Buyer, the Business or the Purchased Assets, or Buyer’s rights under this Agreement other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, then Buyer may, by written notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such claim and the reasonable fees and expenses of counsel shall be considered Losses for purposes of this Agreement, provided that the Indemnified Party shall not agree to any settlement of any Action, suit or proceeding without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. In all such cases, Seller will have the right to participate, at Seller’s expense, in the defense or settlement of such claim with counsel reasonably satisfactory to Buyer. The party controlling such defense shall keep the other party advised of the status of such action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the other party with respect thereto

(c) The party controlling a defense hereunder shall not agree to any settlement of any Action, suit or proceeding without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed. For purposes hereof, the Indemnified Party’s withholding of its consent to any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a complete irrevocable release from all liability in respect to such claim or litigation or which requires action (or limits action) other than the payment of money by the Indemnifying Party shall be deemed to be reasonable

(d) In the event that an Indemnified Party seeks indemnification for Losses pursuant to this ARTICLE VIII, the procedures in this Section 8.4(d) shall also apply. Within thirty (30) days after delivery of a Notice of Claim, the Indemnifying Party shall provide to the Indemnified Party a written response (the “Response Notice”) in which the Indemnifying Party must either: (i) agree that some or all of the Losses claimed should be indemnified and, in the case of any Losses claimed and not so agreed to, contest such claimed amount; or (ii) contest all of the Losses claimed. The Indemnifying Party may contest such claimed amount of Losses only based upon a good faith belief that all or such portion of such claimed amount does not constitute Losses for which the Indemnified Party is entitled to indemnification hereunder. If no such Response Notice is delivered by the Indemnifying Party within such thirty (30) day period, the Indemnifying Party shall be deemed to have agreed that all of the claimed amount should be indemnified. Any such amount agreed to, or so deemed to be agreed to, by the Indemnifying Party pursuant to this Agreement being referred to herein as an “Agreed Amount”.

(e) If the Indemnifying Party in the Response Notice contests all or part of the claimed amount (thereupon, the “Contested Amount”), the Indemnifying Party and the Indemnified Party shall attempt promptly and in good faith to agree upon the rights of the parties with respect to the Contested Amount. If the Indemnifying Party and the Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, if such agreement provides that all or a portion of the Contested Amount is to be paid to the Indemnified Party (all or such portion of such Contested Amount to be so paid upon agreement constituting an “Agreed Amount”), the Indemnifying Party shall make such payments in accordance with the terms of this Agreement. If no such agreement can be reached after good faith negotiation within thirty (30) days of the delivery of the Indemnifying Party’s Response Notice (or such longer period as the Indemnified Party and Indemnifying Party may mutually agree), the matter shall be settled by binding arbitration in accordance with Section 9.12.

8.5 Certain Limitations. Notwithstanding the other provisions of this ARTICLE VIII or any other provisions of this Agreement:

(a) No Indemnifying Party shall have any liability hereunder for Losses arising pursuant to Section 8.2(a), in the event the Indemnified Party is a Buyer Indemnitee, or Section 8.3(a), in the event the Indemnified Party is a Seller Indemnitee, until the aggregate of all Losses for which any such Indemnifying Party is responsible under this Agreement exceeds the Deductible Amount, whereupon the Indemnified Party will be entitled to recovery of all amounts including the Deductible Amount; provided, however, that the foregoing limitation shall not apply with respect to any inaccuracy in, or breach of, (i) the representations or warranties set forth in Section 5.10(a) or 5.18(e) or (ii) any of the Fundamental Representations, for which Buyer Indemnitees shall be entitled to recover from the first dollar of such Losses.

(b) In no event shall the aggregate liability of all the Indemnifying Parties under Section 8.2 exceed an amount equal to fifty percent (50%) of the Base Purchase Price provided, however, that the foregoing limitation shall not apply to any indemnifiable Losses from breaches of a Fundamental Representation in which case the aggregate liability of all the Indemnifying Parties shall not surpass the Purchase Price actually received by the Seller, or as a result of fraud, intentional misrepresentation or willful misconduct.

8.6 Set-off Right. Buyer in its sole discretion shall have the right to set off against payment of the True-Up Payment that has not yet been paid, the amount of any Losses for which Seller and/or any Owner is required to indemnify Buyer Indemnitees pursuant to Section 8.2, including any Agreed Amount and any Contested Amount. Any such amount set-off by Buyer with respect to a Contested Amount shall be held by Buyer pending a final, non-appealable order of a court of competent jurisdiction, a final arbitration award in accordance with Section 9.12, or the written agreement of Buyer and Seller. Seller and each Owner agree that none of them will pledge, assign or otherwise transfer to any Person the right to receive any portion of the True-Up Payment, other than an assignment or transfer for estate planning purposes, provided, that any such assignee or transferee agrees in writing that the set-off rights of Buyer Indemnitees contained herein shall continue to apply after any such assignment or transfer.

8.7 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

8.8 Materiality Scrape. Notwithstanding anything in this Agreement to the contrary, for purposes of determining (a) the amount of Losses of any Indemnified Party arising from such a breach for which such Indemnified Party is entitled to indemnification under this Agreement and (b) whether the Deductible Amount has been exceeded, each such representation and warranty shall be read without giving effect to any qualification that is based on Knowledge or materiality, including the words “material,” “Material Adverse Effect,” “in any material respect,” “Knowledge of Seller” or words of similar meaning (and shall be deemed to be made without such Knowledge, materiality, or Material Adverse Effect qualifiers).

8.9 Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made at any time by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate, as the case may be.

8.10 Cooperation. Buyer and Seller shall reasonably cooperate with each other with respect to resolving any claim or Liability with respect to which one party is obligated to indemnify the other party hereunder. Nothing in this Agreement shall in any way restrict or limit the general obligation at Law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty or covenant of the Indemnifying Party hereunder; provided that the Indemnified Party shall not be required hereunder to take any steps to enforce the recovery, settlement or payment or any such Losses from any third party.

ARTICLE IX
GENERAL PROVISIONS

9.1 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

9.2 Notices. All notices, requests, demands, and other communications given or made under this Agreement shall be in writing and shall be deemed to have been duly given on (a) the date of service if served personally or by courier service, (b) the first day after sending if sent to the party to whom notice is to be given, by email, Federal Express or other reputable overnight delivery service or (c) the fourth day after mailing if mailed to the party to whom notice is to be given, by first class mail registered or certified, postage prepaid, and properly addressed to the applicable party’s address as follows:

If to Buyer:	c/- SciSparc Ltd.
4, Ariel Sharon St.
Givatayim, Israel 5320047
Email: oz@scisparc.com
Attention: Oz Adler, CEO

With copies to, as courtesy and not as notice:

Sharon Raviv & Co., Law Offices
107, HaHashmonaim St.
Tel-Aviv 6713321, Israel
Attn.: Adv. Sharon Raviv
Email: sharon@ravivlaw.com

If to Seller/Owners:	[**]

With a copy, as courtesy and not as notice:

Volovelsky, Dinstein & Co., Attorneys-at-Law
8 Hahoshlim St., P.O. Box 12172
Hertzelia Pituach 4672408, Israel
Attention: Dr. Eddo Dinstein, Adv.
Email: dinstein@hitech-legal.co.il

9.3 Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles, Sections, schedules and exhibits mean the Articles and Sections of, and Schedules and Exhibits attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

9.4 Construction. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

9.5 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

9.6 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

9.7 Entire Agreement. This Agreement and the Ancillary Documents set forth the entire understanding of the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

9.8 Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that Buyer may, without the prior written consent of Seller, assign all or any portion of its rights or obligations under this Agreement to: (a) any then existing Affiliate of Buyer; (b) any purchaser of all or substantially all of the assets of Buyer; or (c) lenders of Buyer or its Affiliates as collateral security for borrowings, provided that all such assignments shall be subject to the rights of Seller hereunder. Except as provided herein, no assignment shall relieve the assigning party of any of its obligations hereunder.

9.9 No Third-Party Beneficiaries. Except as otherwise provided in this Agreement, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express, or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

9.10 Amendment; Modification. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

9.11 Governing Law. This Agreement including all exhibits and schedules attached hereto shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of laws’ provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware or any other jurisdiction).

9.12 Arbitration. Except for claims for fraud or injunctive relief, any controversy or claim arising out of or relating to this Agreement or any of the Ancillary Documents, or the breach thereof, shall be settled by arbitration in New York, administered by the American Arbitration Association. Any award shall be final, binding and conclusive upon the parties and a judgment upon the award rendered thereon may be entered in any court having jurisdiction thereof. The arbitrator will award costs and/or fees (including reasonable attorneys’ fees) in his or her discretion; provided, that the arbitrator shall have no power or authority to (a) award damages in excess of the portion of the amount claimed by the Indemnified Party or (b) award punitive or exemplary damages. The arbitrator shall choose the form of final decision that, in its judgment, is most consistent with the terms of this Agreement and the intent of the parties. The arbitrator shall have no power or authority to (i) modify or disregard any provision of this Agreement or (ii) address or resolve any issue not submitted by the parties. Except as may be required by Law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.

9.13 Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

9.14 Schedules. Nothing in the Disclosure Schedules attached hereto shall be adequate to disclose an exception to a representation or warranty made in this Agreement unless such Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be adequate to disclose an exception to a representation or warranty made in this Agreement, unless the representation or warranty has to do with the existence of the document or other item itself. No exceptions to any representations or warranties disclosed on one Schedule shall constitute an exception (a) to a representation or warranty unless such representation or warranty calls for exceptions set forth on the Schedules or (b) to any other representations or warranties made in this Agreement unless such exception is disclosed as provided herein on each such other applicable Schedule or the applicability of such disclosure is readily apparent as an exception to such other representation or warranty. All Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

9.15 Joint and Several Liability. Each Owner shall be jointly and severally liable for the obligations of Seller hereunder and all representations, warranties, covenants, and agreements made by or on behalf of each Seller in the Agreement or in any exhibit hereto or any document, instrument or certificate delivered pursuant hereto shall be deemed to have been made by Seller and each Owner, jointly and severally. Seller further agrees that, notwithstanding any right of Buyer to investigate fully the affairs of a Seller and notwithstanding any knowledge of facts determined or determinable by Buyer, Buyer has the right to rely fully on the representations, warranties, covenants and agreements of Seller and each Owner contained in the Agreement and upon the accuracy of any document, instrument, certificate, or exhibit given or delivered hereunder. The joint and several obligations of Seller and each Owner hereunder is absolute, unconditional, irrevocable, present, and continuing and, with respect to any payment to be made to Buyer, is a guaranty of payment (and not of collectability) and is in no way conditional or contingent upon the continued existence of Seller and is not and will not be subject to any setoffs. Any notice or other communication provided to Seller pursuant hereto shall be deemed to have been given to Seller and Owners, and failure to send any notice or communication contemplated hereby shall not relieve Seller or each Owner from its joint and several liability for the obligation of Seller hereunder.

9.16 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the Effective Date.

BUYER:

SCISPARC LTD.

By:	/s/ Amitai Weiss Oz Adler
Name:	Amitai Weiss Oz Adler
Title:	Director CEO

SCISPARC NUTRACEUTICALS INC.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Director

[Signature Page to Asset Purchase Agreement]

SELLER:

[**]

By:	/s/ [**]
Name:	[**]
Title:	Manager

OWNERS:

/s/ [**]
[**], an individual

/s/ [**]
[**], an individual

/s/ [**]
[**], an individual

[Signature Page to Asset Purchase Agreement]

EXHIBIT A

MIGRATION MECHANICS

Action	Process	Required Outcome
Migration of Amazon Accounts

1.    Buyer to open a bank account under its own name.

2.    Seller to provide its Amazon Seller Central Accounts primary access credentials (including all usernames and passwords for any Amazon Account, and any additional authentication or one-time password from Seller’s Device).

3.    Buyer to replace with its own credentials any account credentials required to control such Amazon Accounts and grant administrative level access to a secondary email address at Buyer’s election.

4.    Buyer to log in to the Amazon Seller Central Accounts and update the following with Buyer’s own information:

▪     Business entity information

▪     Charge method(s) (incl. for advertising) and deposit information

▪     Email logins

▪     Tax information (including VAT ID, where applicable)

▪     Privacy notice

▪     Business insurance information

▪     Return address

5.    Buyer to confirm that the Amazon Account has been updated pursuant to the steps in item (2) for a continuous and uninterrupted period of twenty-four (24) hours.

6.    Buyer to confirm that any suspensions of the Amazon Accounts as a result of the migration have been fully resolved.

Buyer to receive primary account access and have full control to the Amazon Account.
Trademark and Patent Transfer	Seller to complete and sign all requisite Trademark and Patent applications, registration files and powers-of-attorney for the transfer thereof in the United States.	Buyer to receive all completed applications and filings needed for the transfer of the Intellectual Property Assets.
Domain and Email DNS Hosting Account Transfer	Seller to sign all Domain(s) and email DNS hosting assignment forms required by the applicable host and pay all related fees.	Buyer to receive the completed transfer documents to enable it to register with host as the registered holder of the Domain(s) and the email DNS accounts.

[Signature Page to Asset Purchase Agreement]

A-1

Material Supplier introductions	Seller to introduce Buyer, in writing or such other mutually agreed form, to its Material Suppliers and to provide all reasonable assistance to Purchaser in transitioning the supplier relationship.	Seller to send the introductions to the Material Suppliers
Seller Deliverables

Seller will deliver to Buyer the following:

1.    UPC code information.

2.    Customer email distribution lists.

3.    All content materials and packaging materials used for the Business (logo, icons, fonts etc.) and all A+ content, texts, files and artwork used for packaging, advertising, listings, etc. in .psd .ai or pdf format.

4.

5.    Information related to any Amazon programs the Business participated in prior to the Closing Date (i.e., growth manager, transparency manager, etc.), if any.

6.    Information related to Amazon brand registry, transparency, or other special Amazon programs associated with the Business.

7.    Information related to customer service procedures utilized by the Business prior to the Closing Date.

8.    Copies of all safety data sheets and/or certifications.

9.    Copies of all shipment reports (from suppliers, 3PLs, etc.) and PO status of all orders which occurred prior to the Closing Date.

Buyer to receive all required deliverables.

[Signature Page to Asset Purchase Agreement]

A-2